[redacted]

12025945

FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a – 16 or 15 d – 16
under the Securities Exchange Act of 1934

For the month of May 12

000-29880 (Commission File Number)

Virginia Mines Inc. 200-116 St-Pierre
Quebec City, QC, Canada G1K 4A7
(Address of principal executive offices)

Virginia Mines Inc.
(Registrant)

Date: May 10, 2012

By:
Name: Noella Lessard
Title: Executive Secretary

Exhibit 1

Technical Report and Recommendations Technical Report on Summer 2011 Geological Exploration – Poste Lemoyne Extension Property, Québec – Virginia Mines Inc. – March 2012

Prepared by: Robert Oswald, B.Sc., P. Geo., Services Techniques Geonordic Inc.

SEC
Mail Processing
Section

MAY 14 2012

Washington, DC
121

8 paper copies

Original Document

000-29880
Commission File Number

ITEM 1 TITLE PAGE

Form 43-101
Technical Report

Technical Report and Recommendations
Technical Report on Summer 2011 Geological Exploration

Poste Lemoyne Extension Property, Québec

VIRGINIA MINES INC.

March 2012

Prepared by:

Robert Oswald, P.Geo.

Services Techniques Géonordic Inc.

ITEM 2 TABLE OF CONTENTS

LIST OF TABLES, FIGURES, APPENDICES, AND MAPS

TABLES

FIGURES

APPENDICES

MAPS (pocket)

Trenches (pocket)

ITEM 3 SUMMARY

The Poste Lemoyne Extension project consists of 605 map-designated claims covering 30,964 hectares (309.64 km^2) held 100% by Virginia Mines. Some claims of the property are subject to 1% NSR to Globestar Mining Corporation, but Virginia can buy back 0.5% for $500,000. The property is located in the James Bay area in the province of Québec, approximately 450 kilometres northeast of the town of Matagami. The property lies partly within the Archean-aged Guyer greenstone belt, in the La Grande Subprovince, along the southern contact with the sedimentary package in the Opinaca Subprovince referred to as the Laguiche Group. Local geology is summarized by massive to pillowed basalts and cogenetic gabbro and diorite sills alternating to the south with thin but extensive sedimentary piles of siltstones, quartz and biotite-rich wackes, and iron formations. A quartz-feldspar porphyry (QFP) dyke swarm has intruded the volcanic rocks, and granitic and late pegmatitic intrusions crosscut the stratigraphy. Metamorphic grade reaches amphibolite facies.

In the summer of 2011, two phases of exploration work resulted in the collection of **783** outcrop samples, **43** boulder samples, **57** till samples, and **374** channel samples from **13** new trenches.

Thirty-six (**36**) outcrop and boulder samples yielded gold values **>0.5 g/t Au** and **11** samples had base metal values **>1,000 ppm (Cu, Zn or Pb)**. Thirty-seven (**37**) channel samples from 2011 trenches contained **>0.5 g/t Au**. Of the 57 new till samples, **5** contained more than **10** visible gold grains, and heavy mineral concentrates from **17** till samples yielded values **>0.5 g/t Au**, with a maximum of **22.08 g/t Au**. Most of these anomalous samples are located on the David grid or east of the latter.

The latest field campaign was marked by the discovery of a new gold showing, dubbed **Charlie**, where samples initially yielded grades ranging from **1.33 to 36.67 g/t Au**. Subsequent stripping was carried out to further assess the showing through channel sampling, with the following results: **3.68 g/t Au / 5 m**, **3.59 g/t Au / 4 m**, **14.55 g/t Au / 1 m**, **3.54 g/t Au / 0.85 m** and **6.95 g/t Au / 1 m**. Gold is hosted in quartz veins with minor (<1%) sulphide mineralization. During channel sampling work, visible gold was observed in two locations. This showing is hosted in the same fragmental "pyroxenite" horizon (ultramylonite) as the **SLTV** showing. A channel sample collected in 2010 from the latter yielded grades of **8.74 g/t Au, 4.40 g/t Ag, and 0.41% Cu / 1.1 m.**

Since we began exploration work in 2009 to the south of LG-3 Reservoir, we have discovered several favourable structures and lithologies for gold and base metals, namely molybdenum (Cayer, 2011a). We recommend continuing exploration work on this project (see Item 22). In early 2012, we propose drill-testing the "pyroxenite" that hosts the Charlie and SLTV showings. Further exploration work is also recommended, namely line cutting, geophysical surveys (IP), geological reconnaissance and trenching in the most prospective locations in the area east of the David grid. If the water level in LG-3 Reservoir allows, we suggest continuing the evaluation of molybdenum occurrences discovered in 2010.

ITEM 4 INTRODUCTION AND TERMS OF REFERENCE

The Poste Lemoyne Extension Property is underlain by rocks of the Guyer greenstone belt in the James Bay region of Québec. Geological reconnaissance work conducted in the fall of 2009 (Cayer *et al.*, 2010) had uncovered several gold anomalies in the vicinity of LG3 Reservoir. In the late fall of 2009 and early winter of 2010, two line grids, the 48.0-km PS grid and the 6.0-km David grid were set up to carry out geophysical induced polarization (IP) and magnetic surveys (Tshimbalanga *et al.*, 2009a and 2009b). A till sampling program during the summer of 2010 revealed very strong anomalies in the area of the David grid. The follow-up trenching work uncovered a quartz-feldspar-phyric (QFP) felsic intrusive, which was eventually traced for more than 1.5 km in an east-west direction and over a maximum thickness of about 200 metres. Within this intrusive unit are shear zones, several metres thick, displaying silica and sericite alteration and up to 10% pyrite mineralization. Systematic channel sampling of the outcrops and trenches exposing the QFP intrusive revealed several gold anomalies, the most important of which are associated with sericitized zones (Cayer, 2011a). This fieldwork is the latest in a series of field campaigns conducted on the property since 1998 (Cayer, 2010; Cayer *et al.*, 2009; Cayer, 2007a; Tremblay, 2003; L'Heureux and Blanchet, 2001; Gagnon and Costa, 2000; Chénard, 1999).

Author Robert Oswald, Bachelor in Geology, is a senior geologist for Services Techniques Géonordic Inc. and a qualified person for the Poste Lemoyne Extension project. Mr. Oswald was involved in the project in 2011 and spent a minimum of 43 days on the property during the period covered by this report.

This report provides technical geological data relevant to the Virginia Mines Inc. Poste Lemoyne Extension Property in Québec, and has been prepared in accordance with the Form 43-101F1, Technical Report format outlined under NI-43-101.

The purpose of the report is to present the status of current geological information generated from Virginia's ongoing exploration program on the Poste Lemoyne Extension Property and to provide recommendations for future work.

ITEM 5 DISCLAIMER

This section is not applicable to this report.

ITEM 6 PROPERTY DESCRIPTION AND LOCATION

The Poste Lemoyne Extension project is located in the James Bay area, province of Québec, approximately 450 kilometres northeast of the town of Matagami (Figure 1) and 10 kilometres west of the Hydro-Québec Poste Lemoyne substation on the Transtaiga Road. The property hosts the Guyer Archean greenstone belt located at the boundary of the La Grande and Opinaca subprovinces of the Archean Superior Province.

Latitude:	53°27′ North
Longitude:	75°13′ West

NTS:	33G/05, 06, 07, 11 and 12
UTM Zone:	18 (Nad27)
Easting:	486 000 E
Northing:	5 924 000 N

The project consists of 605 map-designated claims covering 30,964 hectares (309.64 km^2) (Figure 2, Appendix 1). The concession is held 100% by Virginia Mines and some claims are subject to an agreement by which Globestar Mining Corporation owns 1% N.S.R.; Virginia Mines can buy back 0.5% of the N.S.R. for $500,000.

ITEM 7 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The camp is located beside the Transtaiga gravel road at kilometre 176.5. All supplies and fuel were carried by truck from Radisson or Rouyn-Noranda to the camp. From the camp, a 7-km "drill trail" goes to the main showing, the Orfée zone, and another 8-km ATV trail goes east to the Hydro-Québec Poste Lemoyne – Poste Albanel road. The trail was developed to provide access to trenching sites. Also, an old Hydro-Québec trail provides direct access to LG3 Reservoir where boats can be used to access remote areas in the western part of the property. At kilometre 163 along the Transtaiga Road, a 12-km trail has been established to provide direct access to the David grid for the small hydraulic excavator and the drill. The east and west parts of the property are accessible by helicopter from the camp.

The region includes many lakes and rivers. The landscape is relatively flat with an altitude varying between 275 and 400 metres. The drainage network is oriented in a regular east–west direction, probably influenced by either glacial processes or faulted bedrock. Vegetation is typical of taiga including areas covered by forest and others devoid of trees. In some areas, bedrock outcrops are absent for many square kilometres because of the abundance of Quaternary deposits and swamps.

ITEM 8 HISTORY

The first exploration work reported in this part of the James Bay region was performed in 1959 by Tyrone Mines Limited (now Phelps Dodge Corporation), who conducted geological reconnaissance and regional prospecting work (Ekstrom, 1960). A few trenches were also excavated. In 1972 and 1973, Noranda Exploration completed magnetic, electromagnetic and radiometric surveys in the Lac Guyer area (NTS 33G/06, 07, 10, and 11).

In the 1970s and up to 1981, the *Société de développement de la Baie-James* (SDBJ) had the exclusive mandate to develop the mineral potential of the James Bay region. The Government gave the SDBJ the exclusive right to hold mining titles in this territory, in order to ensure better coordination of exploration work prior to the flooding of hydroelectric reservoirs. A regional lake-bottom sediment survey was conducted by the SDBJ in the mid-1970s. From 1973 to 1976, SES Group (SERU Nuclear Ltd, Eldorado Nuclear Ltd) and the SDBJ conducted regional uranium and base metal exploration in NTS sheets 33C to 33I. Work consisted of airborne and ground geophysical surveys, prospecting and drilling.

In the mid-1980s, the Government of Québec suspended the SDBJ's monopolistic advantage and the land once again became accessible to prospectors and private companies.

In 1995, Osborne conducted a geological reconnaissance campaign over the recently staked area near LG3 Reservoir. He namely noted the anomalous gold content of mafic lavas and of a mylonite zone along the shores of LG3 Reservoir. After conducting a helicopter-borne electromagnetic survey in this area (Jagodits, 1996), Phelps Dodge Corporation of Canada continued work undertaken by Osborne (1995) and extended their geological reconnaissance and ground follow-up work on EM anomalies (Johnson, 1996). Their results did not however justify further exploration work in the area.

The first geological work realized by Virginia Mines Inc. started in 1995 with a regional till sampling survey. Table 1 summarizes all work by Virginia Mines Inc. on the property.

Table 1
Summary of all the work performed in the area by Virginia Mines Inc.

Period	Type of Work	Results
1995	Virginia Gold Mines.	Till sampling over Guyer greenstone belt
June 1998	Regional airborne magnetic (Mag) and electromagnetic (EM) survey.	EM conductors and positive Mag anomaly over 5 km long
June 1998	Regional prospecting near EM conductors.	Discovery of a gold iron formation, Grab sample # 81650: 82.2 g/t Au
August 1998	Three (3) mechanical trenches (Tr-A, B and C) and channel sampling.	Best results: Tr-A: 21.6 g/t Au over 5.0 m Tr-B: 1.3 g/t Au over 1.0 m Tr-C: 3.5 g/t Au over 3.0 m
September 1998	113 km of line cutting over EM conductors and geophysical anomalies (VLF and Mag).	Definition of 39 VLF anomalies and precision of the positive Mag anomalies
October 1998	Sixteen (16) mechanical trenches (Tr-1 to Tr-16) over the most accessible VLF and Mag anomalies.	Best results: Tr-3: 0.98 g/t Au over 1.0 m
November 1998	Drilling program of 1,142 line metres (7 holes: PLE98-01 to -07) and 3 abandoned holes.	Best results: PLE98-02: 6.14 g/t Au over 5.0 m PLE98-03: 2.50 g/t Au over 2.0 m PLE98-06: 0.99 g/t Au over 6.7 m
December 1999	89 line km of detailed ground Mag survey (25-m to 50-m line spacing).	More accurate definition of the Mag pattern
March 2000	B.Sc. project by P. Costa on the gold mineralization in the iron formation of the Poste Lemoyne Extension Property.	Conclusion: The mineralization is post-sedimentary and is due to metamorphic remobilization
August 2000	Induced Polarization (IP) over 4 lines (26E to 29E) for a total of 3 line km.	IP definition of the Orfée showing and no other IP anomalies in the surrounding area

October – November 2000	Geological and cartographic survey (1:5000), manual trenches, till sampling near the Orfée showing.	Best results: Trench 00-01: 21.02 g/t Au over 3.0 m (10 m east of Orfée) Trench 00-03: 11.53 g/t Au over 3.0 m (100 m west of Orfée)
October 2001	Four mechanical trenches (2 on the Orfée showing), detailed cartographic map (1:100) and systematic channel sampling.	Best results: Trench 01-01: 12.8 g/t Au over 8.0 m and 6.6 g/t Au over 6.0 m Trench 01-02: 9.9 g/t Au over 3.0 m
January – Feb. 2002	Drilling program of 23 holes (3,033 m). Target: Orfée extensions. (Blanchet, 2002)	Best results: (uc = uncut, c = cut) PLE02-14: 34.79 g/t Au over 9.0 m (uc) 21.29 g/t Au over 9.0 m (c) PLE02-20: 43.09 g/t Au over 11.65 m (uc) 12.83 g/t Au over 11.65 m (c) PLE02-21: 9.44 g/t Au over 11.0 m and 21.43 g/t Au over 4.5 m (uc) 10.34 g/t Au over 4.5 m (c)
April 2002	Ground electromagnetic (HEM) (Max-Min I) and magnetic survey.	Detection of 10 anomaly axes and complementary magnetic survey
Aug. 2002 – March 2003	Drilling program of 37 holes (6,558 m). Target: Orfée extensions and regional HEM anomalies. (Cayer, 2003)	Best results: <u>Orfée zone</u> PLE02-31: 14.13 g/t Au over 13.00 m (uc) PLE02-49: 8.57 g/t Au over 11.40 m (uc) and 9.45 g/t Au over 2.00 m <u>Regional anomalies (now "Orfée East" zone)</u> PLE03-42: 1.61 g/t Au over 4.92 m PLE03-62: 2.12 g/t Au over 4.00 m
March 2003	Geostatistical modelling and resource estimation. (Orfée showing) (D'Amours, 2003).	203,483 tonnes at 14.5 g/t Au
Dec. 2003 – Feb. 2004	Drilling program of 18 holes (3,132 m). Target: Orfée East extensions, regional HEM anomalies and magnetic break. (Cayer *et al.*, 2004)	Best results: <u>Orfée East zone</u> PLE03-72: 5.37 g/t Au over 2.00 m and 2.11 g/t Au over 11.00 m PLE03-73: 2.20 g/t Au over 7.00 m PLE04-76: 10.53 g/t Au over 1.10 m PLE04-77: 2.82 g/t Au over 5.76 m <u>Regional anomalies</u> PLE04-83: 2.47 g/t Au over 1.00 m PLE04-84: 0.31 g/t Au over 5.40 m
Nov. 2006 – Jan. 2007	Drilling program of 12 holes (3,929 m). Target: Orfée and Orfée East gold zones. (Cayer, 2007b)	Best results: <u>Orfée zone</u> PLE06-87: 28.73 g/t Au over 2.00 m PLE06-88: 4.44 g/t Au over 2.85 m <u>Orfée East zone</u> PLE07-091: 0.58 g/t Au over 62.00 m incl 1.17 g/t Au over 15.25 m PLE07-092: 0.55 g/t Au over 73.00 m incl 1.07 g/t Au over 25.0 m PLE07-093: 0.42 g/t Au over 105.0 m incl 1.02 g/t Au over 20.0 m PLE07-095: 10.85 g/t Au over 6.55 m incl 57.36 g/t Au over 1.00 m and 6.28 g/t Au over 2.00 m

February – March 2007	Line cutting (90 km) and IP geophysical survey (66 km).	Definition of 48 IP anomalies (Tshimbalanga *et al,*, 2007)
February – April 2007	Drilling program of 19 holes (5,564 m). Target: Orfée East gold zone and regional IP anomalies. (Cayer, 2007c)	Best results : <u>Orfée East zone</u> PLE07-098: 1.43 g/t Au over 28.0 m incl 10.61 g/t Au over 1.0 m PLE07-099: 2.23 g/t Au over 20.0 m incl 25.99 g/t Au over 1.0 m PLE07-105: 3.09 g/t Au over 26.0 m incl 30.11 g/t Au over 1.0 m and 12.02 g/t Au over 1.0 m PLE07-112: 2.89 g/t Au over 17.2 m incl 7.20 g/t Au over 1.2 m and 23.63 g/t Au over 1.00 m
July – August 2007	Geological reconnaissance of the eastern part of the property.	Reconnaissance of three (3) anomalous areas in gold (9 grab samples with 217 to 1920 ppb Au) and one in copper and silver (up to 3.98% Cu and 6.4 g/t Ag in grab sample #182008)
January – April 2008	Drilling program of 15 holes (5,352 m). Target: Orfée East gold zone and regional IP anomalies.	Best results : <u>Orfée East zone</u> PLE08-117: 1.53 g/t Au over 26.0 m incl 14.30 g/t Au over 1.0 m and 5.69 g/t Au over 1.0 m PLE08-128: 0.45 g/t Au over 64.0 m incl 2.64 g/t Au over 3.7 m <u>Regional anomalies</u> PLE08-126: 0.21 g/t Au over 31.0 m incl PLE08-129: 1.09 g/t Au over 26.0 m incl 2.73 g/t Au over 3.0 m and 2.95 g/t Au over 3.0 m
August – November 2008	Geological reconnaissance and trenching program of the eastern part of the property.	Discovery of a new anomalous gold-bearing corridor of 15 km long, 33 trenches were excavated, Best result are: TR-PL-08-024: *Michèle showing* 0.80 g/t Au over 11.0 m incl 3.16 g/t Au over 2.0 m TR-PL-08-011: *Sue showing* 1.02 g/t Au over 4.0 m TR-PL-08-004: *ILTO showing* 1.05 g/t Au over 17.0 m incl 3.54 g/t Au over 3.0 m TR-PL-08-012: *ILTO showing* 0.65 g/t Au over 18.0 m incl 1.02 g/t Au over 6.5 m TR-PL-08-005: *Tommy showing* 0.96 g/t Au over 5.6 m

November – December 2008	GE grid (East grid): Line cutting and IP (74 km) and magnetic (94 km) geophysical survey.	Definition of 33 IP anomalies (Tshimbalanga *et al*,, 2009),
June – November 2009	Geological reconnaissance of the eastern part of the property and follow-up on IP anomalies of the GE grid. First phase of the geological reconnaissance in the LG3 Reservoir area.	GE grid: TR-PL-09-045: *Tommy showing* 8.76 g/t Au over 2.0 m LG3 area: TR-PL3-09-005: 2.26 g/t Au and 292.1 g/t Ag over 1.0 m TR-PL3-09-010: *EDY showing* 32.82 g/t Au over 1.0 m, 29.47 g/t Au over 1.0 m, 5.13 g/t Au over 3.0 m, 20.98 g/t Au over 2.0 m, 17.80 g/t Au over 0.5 m, 6.04 g/t Au over 3.0 m and 5.84 g/t Au over 3.0 m TR-PL3-03-007: *David showing* 1.18 g/t Au over 6.0 m incl 2.86 g/t Au over 2.0 m
November – December 2009	PS grid: Line cutting and IP (33km) and magnetic (44 km) geophysical survey.	Definition of 48 IP anomalies
November 2009 – February 2010	Drilling program of 18 holes (3,331 m). Target: Gold and IP anomalies on GE grid and EDY showing (PS grid).	Best results: GE grid PLE09-135: 0.51 g/t Au over 53.0 m incl 1.00 g/t Au over 14.0 m and 5.69 g/t Au over 1.0 m PLE10-138: 0.41 g/t Au over 48.0 m incl 2.23 g/t Au over 1.0 m and 0.98 g/t Au over 10.0 m
January-February 2010	David grid: Line cutting (6 km) and IP (4.5 km) and magnetic geophysical survey.	Definition of 8 IP anomalies
June – September 2010	Geological reconnaissance of the northern part of the property Till sampling campaign Follow-up on IP anomalies of the PS and David grid and trenching program over gold and IP anomalies.	David grid: 172560 : 3.98 g/t Au (boulder) 216590 : 2.74 g/t Au, 2.7 g/t Ag David area: 216701: 11.03 g/t Au (boulder) 217227: 3.60 g/t Au 174412: 11.42% Pb, 0.10% Zn, 12.60 g/t Ag 174554: 10.40% Pb, 17.80 g/t Ag 174441: 8.86% Pb, 1.26% Zn, 13.20 g/t Ag LG3 area: 217255: 3.87 g/t Au, 9.9 g/t Ag, 1.0% Cu 221321: 175.40 g/t Ag, 0.27% Pb 221066: 98.10 g/t Ag, 0.33% Pb 221129: 94.00 g/t Ag, 0.19% Mo 219416: 4.47% Mo, 5.20 g/t Ag, 0.55% Cu and 4.37 g/t Re 219409: 1.59% Mo, 30.80 g/t Ag and 0.68 g/t Re 221116: 1.28% Mo, 2.30 g/t Ag, 2.77 g/t Re Definition of an area where tills are very

		anomalous in gold. More than 10 till samples yield between 100 to 692 gold grains on the David grid. <u>Trenching program:</u> <u>David grid:</u> TR-PL3-09-007: David showing 1.74 g/t Au / 5.8 m TR-PL3-10-042: 1.37 g/t Au / 5.0 m and 1.11 g/t Au / 3.0 m and 1.84 g/t Au / 2.0 m <u>LG3 area:</u> TR-PL3-10-016: SLTV showing 8.74 g/t Au, 4.40 g/t Ag, 0.41% Cu / 1.1 m
January – March 2011	David grid: 40 km line cutting and IP geophysical survey. Drilling program of 13 holes (4,021 m). Targets: David showing and QFP felsic intrusive.	Best results: <u>QFP felsic intrusive and basalt</u>: PLE11-148: 4.11 g/t Au over 1.0 m and 6.68 g/t Au over 3.0 m PLE11-149: 6.62 g/t Au over 1.0 m and 1.49 g/t Au over 5.0 m PLE11-152: 12.91 g/t Au over 1.0 m PLE11-153: 1.83 g/t Au over 4.0 m PLE11-156: 3.04 g/t Au over 2.1 m PLE11-160: 1.08 g/t Au over 5.9 m

ITEM 9 GEOLOGICAL SETTING

9.1 Regional Geology

The Poste Lemoyne Extension Property is located in the eastern Superior geological Province. The age of these rocks varies from 2600 Ma to 3400 Ma and they have been deformed by the Kenoran orogeny, between 2660 and 2720 Ma (Goutier *et al.* 2001). The Lac Guyer area lies at the border of the La Grande and Opinaca subprovinces (Figure 3). The two subprovinces are intruded by Proterozoic gabbro dykes.

The La Grande Subprovince is a volcano-plutonic assemblage composed of an ancient tonalitic gneiss (2788–3360 Ma) of the 'Langelier Complex' and many volcano-sedimentary sequences from the Guyer Group (2820 Ma). The Guyer Group is composed of tholeiitic basalts, komatiites, calc-alkaline felsic tuffs, turbidites, iron formations and many ultramafic to felsic intrusions. A northwestern Ontario equivalent to those rocks are those of the Sachigo-Uchi-Wabigoon subprovinces.

The Opinaca Subprovince is a metasedimentary and plutonic sequence similar to the English River and Quetico subprovinces in Ontario. The age of these rocks (<2648 Ma) is younger than in the La Grande assemblage. In the study area, the Opinaca rocks are composed of wacke and biotite paragneiss from the Laguiche Group and many granitic and pegmatitic intrusions. The paragneiss is derived from the transformation of an important feldspathic wacke sequence that came from La Grande erosion. In many places, the contact between the two subprovinces is a shear zone.

The ultramafic intrusions are from different generations (synvolcanic, syn- to post-tectonic and post-Laguiche). Some tonalitic, monzodioritic and granitic intrusions are syn- to post-tectonic and crosscut the subprovince boundaries.

During the Archean, a ductile deformation event with folding and shearing affected the rocks of the study area and the latter were metamorphosed to the amphibolite facies. The dominant trend of the strata and the foliation is ENE to E-W with a moderate to steep north dip. Folds plunge ENE.

9.2 Property Geology

The Poste Lemoyne Extension geological setting comprises, from north to south, the Guyer basalts to the Laguiche sediments (figure 3). These units contain many pegmatitic intrusions and some quartz-feldspar porphyry (QFP) dykes. The iron formations are in the Guyer Group near the Laguiche contact. In the Orfée area, a majority of the drill holes intercepted the iron formation at the contact of the Guyer basalt and a sedimentary unit (wackes). All the units have been affected by a tectonic East-West transposition.

In the study area, the basalts are greenish and foliated. They are generally fine-grained but locally, some coarse-grained horizons are interpreted in the drill logs as gabbroic sills. Those horizons are perhaps due to metamorphic recrystallization because no distinctive contacts are present. The metamorphic events destroyed most primary textures. Generally, the foliation is well defined, East-West-trending and dips at 70 to 80 degrees north. Some drill holes contain m-scale circular patterns.

In the Orfée area, the basalts contain concordant veinlets and disseminated mineralization. It is dominated by pyrrhotite with few grains of pyrite, chalcopyrite and arsenopyrite. In many holes on the Orfée zone, zoning of the sulphides can be observed. Hundreds of metres north of the iron formation, the mineralization is dominated by finely automorphic pyrite and is associated with epidotization and silicification of the basalt. Pyrrhotite is dominant close to the iron formation. This is associated with an increased garnet content. Chalcopyrite and arsenopyrite are found in trace amounts associated with pyrrhotite. Fine mm-scale discordant veinlets of quartz and calcite are also found in all the units but no mineralization is associated with them. They are related to post-metamorphic events.

The basalt in the Orfée East area shows, in addition to previous alterations, layers from one to several metres thick of silica and brown biotite alteration or amphibole, epidote, calcite and garnet alteration. Both types of alteration show cm-scale bands and may be discordant to the foliation. The mineralization is present in both alteration patterns and it is dominated by pyrrhotite, but pyrite, arsenopyrite and traces of chalcopyrite are also present. The alteration types can be distinct from one another or overlapped. Generally, brown biotite is more present north of the Orfée East gold zone with a progressive transition toward the amphibole-epidote-calcite-garnet alteration close to the iron formations, or the deformed zone. Metre-scale silicified horizons hosting trace to 5% tourmaline are also present throughout the unit.

Some holes drilled in the Orfée East area have revealed a 100-m-thick horizon of wacke located north of the Orfée East gold zone, in the basaltic unit. This wacke unit is oriented 070-250° and it revealed subeconomic gold values in some drill holes. This new zone is close to the northern contact of this wacke and the basalt. Drill hole PLE08-116 returned the best gold intersection with 0.33 g/t Au over 19.0 m in contact with 5.16 g/t Au over 2.0 m. The wacke unit has the same mineral and textural characteristics as the wacke located south of the iron formations (Orfée and Orfée East).

A sedimentary/exhalative sequence is located at the southern contact of the volcanic assemblage. It is composed of siltstone and magnetite iron formation. In drill holes, the unit thickness is 1 to 28 metres. An HEM conductor and a positive magnetic anomaly are associated with this unit and it can be traced for many kilometres. The southern contact of the sedimentary/exhalative sequence is characterized by a feldspar-quartz-biotite wacke. This lithologic assemblage is observed in the majority of the drill holes.

The iron formations are composed of mm-scale to cm-scale banded beds of siltstone (chert) and magnetite-grunerite-sulphide. This unit records a high deformation with many shears, faulted folds and quartz flooding. The gruneritization of magnetite beds can be partial or complete. Sometimes only a thin grunerite aureole rims the magnetite beds. Other minerals such as hornblende, chlorite and sulphides are also found in close association with grunerite.

On the Orfée zone, the siltstone is generally graphite-rich (10 to 30%) and is 0.3 to 2.0-m thick. It contains 5 to 10%, locally 40%, pyrrhotite and pyrite with trace arsenopyrite. The sulphides are finely disseminated or in mm-scale veinlets. The siltstone is in contact with the iron formation. The contact is characterized by breccia textures and by the presence of a 0.3 to 1.5-m-thick massive sulphide. The rims of that massive sulphide are chlorite-rich (>60%) for a few centimetres. The massive sulphide is composed of non-magnetic pyrrhotite and accessory arsenopyrite, pyrite, amphibole, quartz, and mm-scale automorphic calcite crystals. On the Orfée zone, most of the visible gold can be found in this massive sulphide unit and its contacts with host rocks.

The distinctive feature of the Orfée East mineralized zone is the presence of two units of iron formation separated by a basaltic unit. These iron formations show the same alteration patterns as on the Orfée gold zone. At surface and/or in the western part of the zone, the basalt layer has a maximum thickness of 10 metres but at depth and/or to the east, it can reach up to 100 metres. Thinning of the basaltic layer between the iron formations from depth toward surface, or from east toward west is not progressive. In 30 to 50-metre lateral intervals, the basalt between the two iron formations goes from 50 metres thick to approximately 10 metres. In this interval, an intense deformation zone has developed and relics of iron formation, basalt, wacke, and QFP dykes are sometimes observed. The deformed zone ("paragneiss") is developed along a 60 to 65° west plunge and it contains the best gold intersections of the Orfée East zone (PLE07-105: 3.09 g/t Au / 26.0 m). The correlation with iron formations, in both the Orfée and Orfée East areas, is impossible due to the lack of drill hole coverage.

A wacke unit is present at the end of a majority of drill holes on Orfée and Orfée East. It is composed of feldspar, quartz and biotite. The texture is saccharoidal to lepidoblastic depending on the biotite proportion. Where the concentration in biotite is high, it is common to observe a crenulation or a secondary schistosity over the primary foliation. Silicification and/or chloritization are also present in a few m-scale zones. Traces to 2% finely disseminated pyrrhotite are present near the footwall of the iron formations.

Some grey felsic intrusions are found in the basalt and less frequently in the wacke. They are a few centimetres to a few metres thick and are characterized by the presence of quartz and feldspar phenocrysts. The concentration and the size of the phenocrysts vary in each dyke. Some dykes have traces to 2% disseminated pyrrhotite and pyrite, less commonly arsenopyrite. All dykes have been deformed, the biotite flakes are all aligned and the phenocrysts are flattened in the same plane.

A few ultramafic intrusives were observed, all of which are located within the Guyer belt and most of which can be traced on magnetic maps. They occur as very elongated sills (<8.5 km long by <170 m thick). Their magnetic signature is not as strong as that of magnetite iron formation units. Several of these units were defined through mapping. Observed sulphides include <5% disseminated pyrite and pyrrhotite. To date, samples have yielded no significant gold values.

Within the same Guyer belt, east of the Orfée area along the south part, a diorite sill some 3 km long was discovered based on the presence of erratic boulders. This sill is auriferous, and numerous subeconomic gold grades were obtained, namely 1.05 g/t Au / 17.0 m in trench TR-PL-08-004 and 0.51 g/t Au / 53.0 m including 1.00 g/t Au / 14.0 m in drill hole PLE09-135. The diorite contains 30% feldspar phenocrysts (<0.6 mm) in a groundmass composed of 45% feldspar, 10% quartz, and 15% actinolite and biotite. The diorite is weakly magnetic and almost always contains 1 to 5% pyrite.

In addition to units mentioned above, a granitic dyke or sill was uncovered in the new area near LG3 Reservoir (EDY showing area). It is 40 to 80 metres thick and occurs at the contact between a deformed tonalite unit to the north and mafic lavas to the south. The south contact of the sill is characterized by a mylonite zone more than 5 metres wide, that developed in amphibolitized lavas. The fine-grained granite is composed of about 70% feldspar, 25% quartz, and variable amounts of muscovite, amphiboles, biotite, and chlorite. It is silicified and sericitized approaching the mylonite zone and hosts 1 to 5% disseminated pyrite. Near the mylonite zone, the granite yielded a few interesting gold-bearing sections, including: 32.82 g/t Au / 1.0 m, 20.98 g/t Au / 2.0 m, and 6.04 g/t Au / 3.0 m. A few visible gold grains were locally observed along the edges of quartz veins in the granite.

During the 2010 campaign, two new units were uncovered in the LG3 Reservoir area. The first is a felsic intrusive with quartz and feldspar phenocrysts, observed on the David grid. To date, the intrusion has been traced over 1.5 km along an east-west axis by a maximum thickness of 200 metres. It is composed largely of feldspar, quartz, and biotite and contains 20 to 35% finer-grained feldspar phenocrysts (<1 cm), 1 to 8% coarser-grained feldspar phenocrysts (1-4 cm) and trace to 8% quartz phenocrysts (<0.8 cm). Mineralization varies from trace to 2% pyrite, locally reaching 5%. Within the intrusive, metre-scale deformation and alteration (SI, SR) corridors are found and are generally anomalous in gold. These corridors are broadly conformable with the regional foliation (260°-080°). Among the best intervals obtained from channel sampling, those in trench 042 yielded grades of 1.37 g/t Au / 5.0 m, 1.11 g/t Au / 3.0 m, and 1.84 g/t Au / 2.0 m in three different deformation corridors.

The second lithological unit uncovered in 2010 is an intermediate intrusive with a high concentration of feldspar phenocrysts (70-95%), observed in the central part of LG3 Reservoir. It contains 15 to 50% euhedral and zoned feldspar phenocrysts from 1.0 to 10.0 cm long, in a matrix of 10 to 50% euhedral feldspar phenocrysts from 0.3 to 1.0 cm long, with 3 to 15% mm-scale groundmass composed of amphibole-biotite-feldspar±quartz. The intrusive unit is injected with decimetre-scale quartz veins and metre-scale dykes of silicified diorite altered to K-feldspar and epidote. Mineralization consists of pyrite and molybdenite, occurring as disseminations or in fine veinlets, occasionally in the intrusive or in the diorite dykes, but mostly observed in silicified zones and quartz veins. The veins also host chalcopyrite mineralization.

A number of mylonite bands several metres thick affect all units occurring in the LG3 Reservoir area.

Finally, some pegmatitic intrusions crosscut the basalt, the iron formation and the wacke. They vary from a few centimetres to more than 50 metres. They are composed of quartz and feldspar with lesser biotite and muscovite. Accessory minerals are tourmaline, garnet, amphibole and magnetite. Some feldspar phenocrysts are bigger than 50 cm and normally show myrmekitic textures with the quartz. Some pegmatites contain two micas, biotite and muscovite, while others have only one. It is the same for the accessory minerals, some pegmatites show all of them and others only one or two. The pegmatites are not present everywhere on the property. On the Orfée zone, the pegmatites are ubiquitous but on the Orfée East zone, only small ones were intersected. In drill holes, they show a massive texture and crosscut the foliation but in outcrop some of them are folded and the contacts are concordant to the foliation.

South of LG-3 Reservoir, a fragmental "pyroxenite" or ultramylonite zone injected with numerous quartz veins yielded many gold-bearing samples with values reaching **36.67 g/t Au**. Most of the quartz veins are NE-trending. These tension veins formed as a result of sinistral movement. They are weakly mineralized (tr-1%) with pyrite, pyrrhotite, chalcopyrite, molybdenite (?), and visible gold in two locations (<1 mm). Following a stripping program, best results from channel samples include: **3.68 g/t Au / 5 m**, **3.59 g/t Au / 4 m**, **14.55 g/t Au / 1 m**, **3.54 g/t Au / 0.85 m** and **6.95 g/t Au / 1 m**.

9.3 Glacial Geology

The main ice flow trends SW over the area (Prest *et al.*, 1967), following an older ice flow phase to the NW (285°) (Paradis and Boisvert, 1995; Veillette, 1995). Local striations confirm that general pattern with orientation clustering around 250° for the younger ice movement and some occurrences at 280° and 270° for the older ice flow. The unconsolidated cover is mostly composed of till (Fulton, 1995) which is favourable for the application of indicator tracing techniques. However, three esker systems with lateral outwash material locally hampered till sampling, although that material appeared to be auriferous in the western part of the property (Charbonneau, 2009).

ITEM 10 DEPOSIT TYPES

The Poste Lemoyne Extension project was initiated to find an iron formation-hosted gold deposit. In this type of deposit, orebodies are often associated with a structural trap or influenced by the deformation. Some of the best known examples are Lupin (9 million tonnes at 10.75 g/t Au) in the NWT and Homestake Mine (147.7 million tonnes at 8.17 g/t Au), South Dakota, United States. The Orfée and Orfée East gold zones show all the characteristics of this type of deposit.

Recent work, in the eastern part (2008) and the northwestern part (2009-2010) of the property, highlights a potential to find magmatic gold porphyry (eastern part) or a metamorphic fluid/replacement-type Au (Cu-Ag) mineralization, where mineralized zones may be spatially and genetically related to an intrusive body or structural features. The LG3 area also highlights a strong potential to find a magmatic molybdenum porphyry system.

ITEM 11 MINERALIZATION

In the central and eastern parts of the property, four gold zones each representing a type of gold mineralization have been discovered since the start of exploration in 1998 but recent work conducted near LG3 Reservoir has uncovered a few other types of mineralization and geological settings.

The *first type* of gold mineralization is present on the **Orfée zone.** It is a deformed iron formation along the contact between the Guyer basalt (north) and a wacke unit (south). In the zone, visible gold appears near a m-scale layer of massive, non-magnetic pyrrhotite with some pyrite, trace arsenopyrite and chalcopyrite. Orfée is 25 metres wide by 5 to 15 metres thick and has been tested vertically to 460 metres depth. In drill hole, the best intersection is 43.09 g/t Au over 11.65 m (uncut) (PLE02-020). In 2003, D'Amours estimated at **203,483 tonnes grading 14.5 g/t Au** the resource of this zone.

The sulphide phases are dominated by pyrrhotite with traces of pyrite, arsenopyrite and chalcopyrite. Generally, they are in subconcordant veinlets and disseminated coarse grains, associated with chlorite-amphibole-enriched zones. In many drill holes, a replacement sequence is clearly observed. Magnetite is replaced by grunerite, then grunerite by pyrrhotite. Locally, the grunerite is absent; pyrrhotite replaces magnetite. The microscope studies of thin sections reveal that the alteration minerals, by importance, are grunerite, ferromagnesian carbonates, chlorite, epidote, and quartz. The studies also reveal that the gold grains are intergranular and as inclusions in pyrrhotite and magnetite.

The *second type* of gold mineralization and alteration is present in the **Orfée East** gold zone. It is an iron formation very similar to that observed in the Orfée zone, with the exception that pyrite is more abundant and locally dominant. Both iron formations in the zone are always anomalous in gold and sometimes have subeconomic gold values. Currently, the centre of interest in the Orfée East area is a deformed zone which develops at the fold hinge of a basaltic unit. In this deformed zone, the grain size of the mineralization and matrix becomes centimetric. The deformed zone is moderately to highly altered in silica, carbonate, biotite and tourmaline. The sulphides observed are: pyrite (1-25%), pyrrhotite (5-25%), trace to 2% arsenopyrite and trace chalcopyrite. Sulphides are intersertal to silicates. They are disseminated or in mm-scale to cm-scale veinlets, concordant or not, demonstrating the remobilized nature of the mineralization. In drill holes that cut across the middle of the deformed zone ("paragneiss"), visible gold has been observed. The best intersection assayed 3.09 g/t Au over 26.0 metres at 334 metres depth; this intersection includes 30.11 g/t Au / 1.0 m, 2.54 g/t Au / 10.0 m, and 12.0 g/t Au / 1.0 m (PLE07-105).

The basalt in the hanging wall (north) of the mineralized and deformed zone is also weakly to strongly altered to silica, carbonates, biotite and tourmaline, and it is mineralized (1 to 5%) in pyrrhotite, pyrite and arsenopyrite for up to 50 metres. This altered basalt is generally anomalous in gold (100 to 1000 ppb Au) with locally subeconomic gold values (1.0 g/t to 5.0 g/t Au).

Gold zones observed at the **Guylaine, AIM** and **Sue** showings are representative of the *third type* of gold mineralization known on the property. These showings mainly consist of amphibolitized mafic lavas with minor sedimentary rocks and a few pegmatite dykes. Observed sulphides (tr-20%) include pyrite, pyrrhotite, and trace molybdenite, in disseminations and occasionally as mm-scale to cm-scale veinlets crosscutting the foliation. Types of alteration observed include variable amounts of epidotization, chloritization, silicification, biotite alteration, and hematite alteration. Best results include: 0.60 g/t Au / 10.0 m (TR-PL-08-001B), 0.36 g/t Au / 20.6 m (TR-PL-08-001D), 0.80 g/t Au / 11.0 m, incl. 3.16 g/t Au / 2.0 m (TR-PL-08-024), and 1.02 g/t Au / 4.0 m (TR-PL-08-011). Nearly all the samples collected in mafic lavas show anomalous to subeconomic gold grades.

The *fourth type* of gold mineralization occurs in the diorite sill, which is more than 3 km long. The diorite rarely outcrops and it was discovered based on the presence of erratic boulders that graded up to 18.26 g/t Au. A few thin sections were prepared from diorite samples to confirm lithological facies (Tremblay, 2009). The gold-bearing diorite contains 30% feldspar phenocrysts (PG>ML) (<0.6 mm) in a groundmass composed of 45% feldspar (PG-ML), 10% quartz, and 15% actinolite and biotite. Accessory minerals include: albite, apatite, epidote, chlorite, along with traces of carbonates, allanite, zircon, titanite and rutile.

Mineralization consists of 1 to 5% disseminated sulphides. Pyrite is the dominant sulphide phase although minor amounts of pyrrhotite, chalcopyrite and arsenopyrite are also present. Free gold was observed in a few polished thin sections. The diorite is weakly magnetic. A few traces of molybdenite and galena were described in quartz veinlets. We observed several types of alteration, either distinct from one another or overlapping (SI, HM, EP, CB, BO, CL and K-FP). Trenches exposed a multitude of auriferous zones with anomalous to subeconomic gold grades, among which 0.37 g/t Au / 14.0 m (TR-PL-08-003A), 0.34 g/t Au / 29.9 m and 1.05 g/t Au / 17.0 m (TR-PL-08-004), and 0.65 g/t Au / 10.8 m incl. 1.02 g/t Au / 6.5 m (TR-PL-08-12).

A mineralization of base metals uncovered in the fall of 2009 near the Transtaiga Road consists of a sericite schist a few metres wide, with pyrite, pyrrhotite, chalcopyrite and sphalerite mineralization. This schist developed in a deformation zone at the contact between an arenite unit several metres thick and a thin ultramafic unit. The best grab sample yielded 1.24% Zn, 3.68% Cu, and 29.4 g/t Ag (#170401).

Recent work near LG3 Reservoir led to the discovery of a few *new types* of mineralization and geological settings. In most of the new gold showings, disseminated pyrite (1-10%) is the dominant type of mineralization. In addition to the settings discussed above, gold showings were also uncovered at the contact between felsic intrusive units and mafic units **(EDY showing)**, in metre-scale layers of sericite schist in a felsic intrusive, and in mylonite zones **(David showing)** several metres wide in contact with an intrusive unit.

The **EDY gold showing** occurs in a granitic intrusive in contact with mylonitic amphibolite. Discordant centimetre-scale veins with quartz-tourmaline±sericite and 10% pyrite mineralization are injected in the intrusive from the mylonitic zone. Visible gold is locally observed in these veins. Best results from channel samples include 32.82 g/t Au / 1.0 m, 20.98 g/t Au / 2.0 m, and 5.13 g/t Au / 3.0 m (TR-PL3-09-010).

The **David gold showing** and its immediate vicinity display two types of gold mineralization. The first occurs in metre-scale mylonitic zones with 1-5% pyrite mineralization. The mylonite zones mainly consist of diorite but also contain alternating metre-scale bands of sedimentary rocks and amphibolites. Silica, sericite, and amphibolite alteration patterns of variable intensity are observed. In addition, deformed centimetre-scale veins with quartz-amphibole-epidote-calcite±diopside and up to 10% pyrite-pyrrhotite mineralization are also present. Best results in channel samples are: 1.74 g/t Au / 5.8 m and 2.88 g/t Au / 1.0 m on the David showing (TR-PL3-09-007). The mylonite that hosts gold mineralization at the showing is in contact to the south with a quartz-phyric felsic intrusive (QFP) that graded 1.18 g/t Au / 4.9 m. This intrusive, uncovered in 2010, has now been traced over 1.75 km strike length along an east-west axis, by 90 to 200 metres in thickness. It is characterized by the presence of <40% feldspar phenocrysts (0.5-4 cm) and trace to 8% quartz phenocrysts (<0.6 mm) in a groundmass composed of feldspar-quartz-biotite±amphibole±chlorite. Many metre-scale, conformable deformation corridors are strongly silicified, sericitized, and mineralized with 1 to 10% pyrite. Many of the latter yielded gold anomalies and visible gold was observed in one corridor (PLE11-149). The best intersection obtained in trenches is: 1.37 g/t Au / 5.0 m (TR-PL3-10-042) and in drill holes: 0.39 g/t Au / 60.0 m , including 6.62 g/t Au / 1.0 m (PLE11-149), 1.83 g/t Au / 4.0 m (PLE11-153) and 3.04 g/t Au / 2.1 m (PLE11-156).

More than **30 molybdenum occurrences** were also uncovered in the LG3 area. They consist of molybdenite disseminations and veinlets hosted in an intermediate intrusive with a high concentration of feldspar phenocrysts (0.3 to 10.0 cm) and in metre-scale biotite schist units. These schists correspond to deformation zones that cut across an ultramafic unit.

In the summer of 2011, the new **Charlie gold showing** was discovered 3.6 km east of the David showing. Prospecting work in this area resulted in several samples with gold grades ranging from **1.33 to 36.67 g/t Au.** This showing is located on the David grid, at line 41+70E (St 9+70N) at the bottom of a long, km-scale topographic lineament trending N115°-N295°. The outcrop was stripped, thus exposing at least forty quartz veins (<50 cm) and veinlets in a fragmental "pyroxenite". Most of the veins trend NE, from N010° to N070° with an average dip at 67°. These tension veins formed as a result of sinistral movement. Most of the veins are weakly mineralized (tr-1%) with pyrite, pyrrhotite, chalcopyrite, molybdenite (?), and visible gold (<1 mm) was observed in two locations. Once the outcrop was stripped, best results from channel samples include: **3.68 g/t Au / 5 m, 3.59 g/t Au / 4 m, 14.55 g/t Au / 1 m, 3.54 g/t Au / 0.85 m** and **6.95 g/t Au / 1 m.**

The "pyroxenite" is fine- to medium-grained, medium to dark green, and locally magnetic. It is largely composed of actinolite-tremolite, partly replaced by chlorite with minor carbonates and biotite. Sulphides generally occur in trace amounts. The foliation is well developed. The rock contains less than 10% rounded to angular clasts of diorite, tonalite and amphibolite, generally <20 cm in diameter.

In thin sections from selected samples (Huot, 2011), the matrix contains an abundance of very fine-grained minerals, for the most part amphibole (actinolitic hornblende) and magnesian chlorite with minor amounts of biotite, quartz, tremolite and disseminated opaque minerals. Small stretched clasts (other than diorite, tonalite, and amphibolite) correspond to zones dominated by fine-grained metamorphic quartz with serrated grain boundaries. They contain the same mineral phases as the matrix, albeit in lesser proportions. There is no trace of plagioclase or K-feldspar in thin sections.

Certain quartz-rich zones truly resemble clasts, whereas others form rather linear bands that could in fact correspond to boudinaged quartz veinlets. There is no clear indication that the protolith was indeed ultramafic in composition, since no serpentine nor pyroxene has been preserved. However, it cannot be excluded that the rock may have a slightly pyroxenitic composition (primary or due to alteration) given the abundance of metamorphic amphibole and magnesian chlorite.

Based solely on thin section observations, a deformation zone (ultramylonite) is inferred, which led to significant crushing of primary and metamorphic minerals, as well as dismemberment of early quartz veins, most of them being reduced to clasts.

ITEM 12 EXPLORATION

In 2011, two phases of work were completed on the project. During the first phase, the objective was to continue exploration along the extension of the David grid south of LG-3 Reservoir and to check a few gold anomalies in other areas across the property. Following the discovery of the Charlie gold showing, a second phase was planned to investigate this new area and to continue Phase 1 exploration along the David grid extension.

12.1 Phase 1

Field work carried out from June 4 to July 11, 2011 consisted in mapping, prospecting, till sampling and trenching. A total of **693** samples were collected from outcrops (659) and boulders (34); **120** channel samples were collected in trenches, and **49** samples of till were also collected.

Fieldwork was carried out by Services techniques Géonordic under the supervision of Robert Oswald (senior project geologist). Here is the list of persons who worked on the project: Stéphane St-Louis (geology student), Brian and Leonard Coon (Natives from Mistissini), Gérald Harrisson Jr. (technician), Tommie Valin (technician), Jonathan Lavoie (geology student), Lisette Côté (cook), Jérémy Tremblay (mineral technique student), Félix Turgeon (geologist), Gabrielle Rochefort (geology student), Marilyne Lacasse (geology student), Rémi Charbonneau (geologist, from Inlandsis), Jean-François Aubin (leader of till sampling crew), Michael Bolduc (technician) and Moloud Boukert (student).

Note that half of the field crew was sent on another project on June 28 and so all crew members listed above were not necessarily working on this project at the same time during Phase 1.

We used an ASTAR 350 BA+ helicopter provided by Héli-Inter at the start of the project for a period of 9 days. Once the helicopter departed, all movements took place by truck or by boat on LG-3 Reservoir.

12.1.1 Geological Reconnaissance

Mapping and prospecting work were carried out in the following areas:
- along the east extension of the new David grid and on new lines cut in the winter of 2011 along the south extension of the David grid;
- along the south shore, west of the David grid and also west of Cameron Road, which provides access to LG-3 Reservoir from the Transtaiga Road (at km 150.5);
- on gold anomalies located on islands in LG-3 Reservoir;
- east of the km-scale fold (jug) on a gold anomaly in till, where a heavy mineral concentrate graded 2.02 g/t Au (PL-09-044), and in an anomalous area for base metals, where grades of 3.68% Cu and 1.24% Zn were obtained in 2009 (sample 170401);
- 2 km north of till sample PL-09-044, along the contact between tonalites and a band of mafic rocks;
- on gold anomalies in till, grading 10.0 g/t Au (PL-09-182) and 15.35 g/t Au (PL-08-095) in heavy mineral concentrates. This area is located south of the Transtaiga Road and east of a trail that borders Hydro-Québec's Poste LeMoyne.

Table 2 lists all samples that yielded grades >0.50 g/t Au. Results for all samples collected during Phase 1 and Phase 2 in 2011 are provided in Appendix 3. For Phase 1, there are 29 gold-bearing samples, all collected on outcrops from the south part of LG-3 Reservoir, mainly on the David grid. Half of these samples are located at the east end of the David grid extension, in the new area of interest around the Charlie showing. Field crews consisted of two to three members and each crew used a Beep-Mat® carried by a technician.

Sample 228735 (**15.16 g/t Au**) was collected on what eventually became a new gold showing dubbed Charlie. An additional day of prospecting at the end of Phase 1 made it possible to collect several samples with significant gold grades ranging from **1.33 to 36.67 g/t Au**. The Charlie showing is located on the David grid at L41+70E / St 9+70N, at the bottom of a km-scale topographic lineament trending N115°-N295°. It is the only outcrop found to date along this topographic low. The first samples were described as mafic lamprophyres or conglomerates, due to the presence of numerous clasts in the unit. Following additional work in Phase 2, we believe this unit may be a brecciated or fragmental pyroxenite (locally ultramylonite) with clasts of various origins (tonalite, diorite, amphibolite). The outcrop at the Charlie showing (16 x 29 m) exhibits numerous quartz veins (<50 cm) weakly mineralized (<1 %) with pyrite, chalcopyrite and visible gold. A detailed description of the Charlie showing and gold results associated with quartz veins is provided in the section on Phase 2 trenching.

Just south of the Charlie showing, a small hill (80 x 600 m) consists of the same lithology as that observed at the Charlie showing. The topographic low is bounded to the north by a cliff face some twenty metres in height, which displays massive to pillowed mafic lavas. South of the hill, a long and narrow bay reaching 26 metres depth forms the surface expression of a deformation zone.

West of the Charlie showing (±110 m), along the north edge of the hill, we did observe further quartz veining in the pyroxenite, with locally strongly schistose wall rocks. Two samples graded **1.54 and 3.60 g/t Au**. Samples collected on the hill itself in various locations did not yield significant gold values.

Northwest of the Charlie showing, in mafic lavas, three samples yielded gold values ranging from **1.17 g/t to 13.2 g/t Au**. Two of these samples (228759 and 229373) were collected in weakly mineralized (<4% sulphides) intermediate dykes, with or without quartz veining. The third sample (228760) is a mafic lava hosting a quartz vein with 1% pyrite.

In the north part of the David grid, a series of induced polarization (IP) anomalies were sampled. These are located at: L26+40E / St13+60N, L26E / St16+70N, L28E / St13+42N, L28E / St16+58N, L30E / St16+10N, L31+40E / St16+25N and L38E / St11+05N. Only one sampled yielded an anomalous gold grade at **0.82 g/t Au (228683)**. It is a mafic dyke with 4% pyrite and 15% quartz veining, located just south of the IP anomaly on line 28E, station 13+37N. Overall, IP anomalies observed in the tonalite consist of silicified zones that are locally foliated and exhibit minor carbonate alteration and quartz veining, as well as less than 5% pyrite. These zones occasionally host small dykes ranging in composition from dioritic to gabbroic, with sulphide mineralization. Samples in the tonalite did not yield significant gold values.

On the David grid, from L12E to L28E south of LG-3 Reservoir, we collected 11 samples that yielded gold values ranging from **0.58 g/t to 5.14 g/t Au**. Most of these samples were collected in diorite, or in some cases tonalite. In general, mineralization consists of <5% pyrite with minor chalcopyrite. Shear zones and quartz veins were reported in many locations. Other gold-bearing units include: a gabbro with 5% pyrite that graded **0.72 g/t Au**, a conglomerate with 7% pyrite that graded **0.78 g/t Au**, and an iron formation with 5% pyrite and 3% pyrrhotite that graded **1.10 g/t Au.**

During the prospecting campaign, some twenty IP anomalies were sampled in the south part of the David grid. Only one IP anomaly, at line 23+70E, station 3+60N, yielded an anomalous gold value at **1.10 g/t Au**, in an iron formation. The remaining gold-bearing samples are not associated with IP anomalies.

Finally, a sample grading **0.51 g/t Au** (228751) was collected 700 m west of the EDY showing. It consists of weakly mineralized (1% pyrite) diorite.

Table 2
Anomalous gold samples from the 2011 Phase 1 geological reconnaissance program

Outcrop	Sample	g/t Au	Type	Litho.	Comment	Alt.	Min.	UTM Nad27, Zone18	
								East	North
PLE2011FT-031	228540	**0.72**	Grab	I3A			PY(5)	471391	5929592
PLE2011MLA-019	**228576**	**5.14**	Grab	I2J, VNQZ			PY(1)	469963	5929216
PLE2011SS-025	228683	**0.82**	Grab	I3, VNQZ	15% VN QZ		PY(4)	471402	5930295
PLE2011SS-030	228690	**0.58**	Grab	I2J M1	Rusty zone		PY(1.5)	469989	5929241

PLE2011SS-037	228699	**0.69**	Grab	I1D	Rusty zone		PY(1) CP(1)	470233	5929527
PLE2011RO-023	**228735**	**15.16**	Grab	I4B, VNQZ	VN QZ <30cm		SF tr	472809	5929963
PLE2011RO-033	228746	**0.79**	Grab	M8 (I1D)		SER	PY(5)	470386	5929328
PLE2011MLA-033	228751	**0.51**	Grab	I2J		EPI CHL	PY(1)	462498	5926974
PLE2011MLA-040	**228759**	**13.20**	Grab	I2			PY(3) PO(1)	472727	5930081
PLE2011MLA-041	228760	**1.17**	Grab	M16, VNQZ		CHL	PY(1)	472699	5930118
PLE2011MLA-052	228775	**0.89**	Grab	I2J	Shear zone			470688	5929574
PLE2011MLA-062	228788	**1.37**	Grab	I2J	Shear zone	SIL KSP		470948	5929570
PLE2011MLA-064	228790	**1.10**	Grab	S9B			PY(5) PO(3) MG(10)	471001	5929302
PLE2011FT-070	228841	**0.69**	Grab	M8 (I2J)		SIL BIO CHL	PY(4) MG(1)	470189	5929506
PLE2011RO-065	228942	**2.64**	Grab	I4B, VNQZ			PYCP tr	472797	5929980
PLE2011FT-081	229159	**0.78**	Grab	S4	Rusty zone	SIL	PY(7)	470152	5929192
PLE2011SS-065	**229216**	**8.43**	Grab	I4B, VNQZ	VNQZ (10cm)		CP tr	472805	5929995
PLE2011SS-065	229217	**1.33**	Grab	I4B, VNQZ	VNQZ (15cm)		CP tr	472805	5929991
PLE2011SS-065	229218	**2.11**	Grab	I4B, VNQZ	VNQZ (20cm)		CP tr	472805	5929988
PLE2011SS-068	**229219**	**36.67**	Grab	I4B, VNQZ	VNQZ (40cm)		CP tr	472809	5929990
PLE2011SS-068	**229220**	**6.73**	Grab	I4B, VNQZ	VNQZ (25cm)		CP tr	472805	5929988
PLE2011SS-068	229221	**1.10**	Grab	I4B, VNQZ	VNQZ (10cm)		CP tr	472803	5929987
PLE2011SS-069	**229222**	**6.41**	Grab	I4B, VNQZ	VNQZ (5cm)		CP tr	472800	5929986
PLE2011SS-069	229223	**4.03**	Grab	I4B, VNQZ	VNQZ (30cm)		CP tr	472797	5929986
PLE2011SS-072	**229232**	**7.95**	Grab	I4B, VNQZ	VNQZ (5cm)		CP tr	472787	5929991
PLE2011TV-001	229370	**3.60**	Grab	I4B, VNQZ			SF?	472684	5930019
PLE2011TV-002	229371	**2.26**	Grab	I4B, VNQZ	VNQZ (20cmx10m)		PY	472665	5930018
PLE2011JOL-004	229373	**5.60**	Grab	I2J, VNQZ				472704	5930048
PLE2011JOL-013	229388	**0.75**	Grab	S4?	I2J or I1D?			471396	5929575

Table 3 lists all samples with base metal values above 1,000 ppm (Cu, Zn and Pb). Six samples were collected on outcrops and one from a boulder. No exploration efforts were expended on the molybdenum anomalies, since the molybdenum-enriched area was below water. The water level in LG-3 Reservoir was a few metres higher than it was in 2010.

Three samples (228975, 228895 and 228896) have anomalous zinc values (**up to 3,390 ppm**). They are located in the same area, on the David grid between lines 29E and 32E, south of the baseline. They come from three different lithologies: one amphibolite, one gneissic gabbro and one ultramafic or mafic intrusive. All three contain sulphide mineralization, although sphalerite was not visually identified. Minor galena was noted in sample 228895 (**1,230 ppm Pb**) in a 5-cm calc-silicate vein.

Three samples (228840, 228967 and 228597) have anomalous copper values (**up to 3,640 ppm Cu**). They are located on the David grid, bordering LG-3 Reservoir, except for sample 228552, which is located 800 m west of the EDY showing. They come from different lithologies: one diorite, one amphibolite and one ultramafic lava (boulder). Copper mineralization was noted in only one sample (228840).

Sample 228552 is located 6.4 km east of the David grid, in an oxide-facies iron formation to the south of a tonalitic intrusive. The iron formation contains sulphide mineralization, with 10% pyrite, 5% pyrrhotite and 3% chalcopyrite. Among the samples collected from iron formation outcrops, only one sample was analyzed for its base metal content (Scan-31) and yielded **1,100 ppm Cu**.

Table 3
Anomalous base metal samples from the 2011 Phase 1 geological reconnaissance program

Sample	Cu ppm	Zn ppm	Pb ppm	Type	Litho.	Min.	Comment
228975	524	**1200**	425	Grab	M16,VNQZ	PY(15) PO(25)	Found by Beep-Mat.
228895	80	**3390**	**1230**	Grab	I3A(M1),M15	GL(0.5) PY(0.5) CP(0.5)	VN (M15) 5cm.
228896	29	**1160**	276	Grab	I4,VNQZ	PY(1)	CL++, I4 or I3?
228552	**1100**	80	1	Grab	S9B	PY(10) PO(5) CP(3)	
228597	**1440**	40	1	Grab	I2J	PY(1)	
228840	**3640**	8	1	Boulder	V4	PY(3) CP(3)	Rounded boulder, $30cm^3$.
228967	**1340**	14	2	Grab	M16,VNQZ	PY(3) PO(7)	Found by Beep-Mat.

Certain areas were visited by our field crews for only one day during the summer. These were deemed lower priority than the area east of the David showing. Analytical results failed to reveal any gold anomalies or base metal values. Only a limited number of samples were collected, thus we believe the following areas warrant further prospecting work:
- islands on LG-3 Reservoir,
- anomalous area for base metals, where grades of 3.68% Cu and 1.24% Zn were obtained in 2009, and
- area with anomalous till samples (10 g/t and 15.35 g/t Au) east of Hydro-Québec's Poste Lemoyne.

12.1.2 Trenching Program

Toward the end of our mapping and prospecting campaign, we continued our investigations using a small Kubota mechanical shovel (KX61-3) to uncover unexposed IP anomalies. This type of work was carried out southwest of the David showing, along two iron formations. Eight (8) small trenches enabled us to assess, at least in part, the gold potential in this area. We also took advantage of the availability of the shovel to fill in and spread grass seed over a dozen trenches that were dug out in 2010 on the David grid (Table 4). Table 5 lists all new trenches excavated in phases 1 and 2. At the end of Phase 2, all new trenches excavated in Phase 1 were filled in.

Table 4
2010 trenches closed during Phase 1

Trench	Status	UTM Nad27 Zone18	
		East	North
TR-PL3-10-019	Closed	469117	5929140
TR-PL3-10-024	Closed	468447	5928638
TR-PL3-10-025	Closed	468396	5928614
TR-PL3-10-026	Closed	468342	5928597
TR-PL3-10-028	Closed	468445	5928708
TR-PL3-10-031	Closed	468837	5928848
TR-PL3-10-033	Closed	468670	5928560
TR-PL3-10-034	Closed	468844	5928577
TR-PL3-10-040	Closed	469635	5929020
TR-PL3-10-042N	Closed	469493	5928862
TR-PL3-10-049	Closed	468991	5928628
TR-PL3-10-051	Closed	468674	5928850

Table 5
New 2011 trenches

2011 trenches, PLEX Project					
Trench	UTM E	UTM N	Status	Area (m^2)	Volume (m^3)
TR-PL3-11-053 and 53-East	468467	5928138	Closed	289	30
TR-PL3-11-054	468683	5928173	Closed	42.5	10.6
TR-PL3-11-055	468880	5928314	Closed	78	23.4
TR-PL3-11-056	469060	5928498	Closed	40	12
TR-PL3-11-056-South	469077	5928478	Closed	33.8	10
TR-PL3-11-057	468595	5928192	Closed	27	8
TR-PL3-11-058	467968	5928021	Closed	56	18
TR-PL3-11-059 (Charlie)	472794	5929987	Open	464	25
TR-PL3-11-060	472687	5930020	Open	40	4
TR-PL3-11-061	472632	5930043	Open	336	90
TR-PL3-11-062	472666	5930023	Open	46	20
TR-PL3-11-063	469835	5929101	Open	147	95
TR-PL3-11-064	470033	5929105	Open	205	105
TR-PL3-11-065	469956	5929176	Open	245	45

In 2010, prospecting work carried out in an area southwest of the David showing led to the discovery of a gold occurrence grading **2.40 g/t Au** (174787). Two channel samples subsequently yielded grades of **1.82 g/t Au / 0.5 m** (217191) and **1.10 g/t Au / 0.75 m** (217193). Following various exploration work, two iron formation units were observed in this area. The northern unit is an oxide-facies iron formation less than 30 metres in thickness. The southern unit is a thin (<1 m) sulphide-facies iron formation wedged in mafic lavas, with minor arsenopyrite (<5%), pyrite, and pyrrhotite.

The presence of an inferred gold-bearing structure crosscutting the oxide-facies iron formation could not be confirmed. Channel sampling was carried out to assess both iron formations (oxide and sulphide) in many locations, as well as other lithological units. Four gold values were obtained (Table 6), ranging from **0.58 g/t Au / 0.24 m** to **6.41 g/t Au / 0.55 m**, all from the sulphide-facies iron formation. This area is deemed lower priority for the moment, since the thickness of the sulphide-facies iron formation appears somewhat limited. We did not locate a gold-bearing zone within the oxide-facies iron formation.

Table 6
Best results from Phase 1 trenches

Trench	Sample	g/t Au	Type	Length (m)	Litho.	Alt.	Min.	UTM Nad27, zone 18	
								East	North
TR-PL3-11-053	228984	**0.72**	Chan	0.60	S9	Si+, BO,EP	AS(1) PY tr	468463	5928145
TR-PL3-11-053	228991	**1.68**	Chan	0.40	S9	Si++	PO(1) AS(5) PY tr	468454	5928140
TR-PL3-11-053E	228993	**0.58**	Chan	0.24	S9	Si+	PO(5) PY(2)	468469	5928152
TR-PL3-11-057	**229099**	**6.41**	Chan	0.55	S9B	Si+, BO+, CC,EPI	PY(7) AS(2) MG(6)	468593	5928195

<u>TR-PL3-11-053 and 053 East</u>: 44 samples (38.21 m), 8 x 41 m and 3 x 6 m, Map 06.

These trenches exposed mafic lavas with minor sulphide mineralization, and a 40-cm-thick iron formation unit. The iron formation contains irregular mineralization in the form of magnetite, 1-2% pyrrhotite, <5% arsenopyrite, and 0.5% pyrite. The IP anomaly is explained by the presence of sulphides in the iron formation. Channel sampling was completed across the entire length of the trench. Three samples returned anomalous gold values (Table 5), with **0.72 g/t Au / 0.60 m, 1.68 g/t Au / 0.40 m and 0.58 g/t Au / 0.24 m.**

TR-PL3-11-054: 16 samples (16 m), 2.5 x 17 m, Map 07.

This trench exposed only mafic lavas. The latter contain 2-5% quartz-carbonate or biotite-epidote ±magnetite veinlets. There is generally less than 1% pyrite mineralization. The limited amount of sulphides observed in channel samples is insufficient to explain the IP anomaly. Channel sampling was completed across the entire length of the trench, but no significant gold values were obtained.

TR-PL3-11-055: 19 samples (19 m), 3 x 26 m, Map 08.

The south contact of the oxide-facies iron formation could not be exposed due to the thick overburden. The trench is entirely composed of massive, foliated mafic lavas, possibly pillowed over a dozen metres or so. The IP anomaly could not be explained, given the presence of <1% sulphides. Channel sampling was completed across the entire length of the trench but no significant gold values were obtained.

TR-PL3-11-056 and 056 South: 25 samples (23.6 m), 2.5 x 21 m and 2.5 x 13.5 m, maps 09 and 10.

These small trenches enabled us to sample the oxide-facies iron formation in an almost continuous manner. Due to the irregular terrain, the south end of the trench had to be offset by about 15 metres to the east. The trench exposed oxide-facies iron formation units alternating with amphibolite bands (<3 m). The north and south contacts of the iron formation assemblage could not be reached. Pyrite and pyrrhotite occur in trace amounts, but the magnetite content reaches <90%. The IP anomaly is clearly explained here by the various layers of iron formation. Channel sampling was completed across the entire length of the trench but no significant gold values were obtained.

TR-PL3-11-057: 7 samples (5.55 m), 2 x 13.5 m, Map 11.

Thin iron formation horizon (<0.55 m) with 7% pyrite, 2% arsenopyrite and 6% magnetite, in mafic lavas. Only one sample yielded a significant gold value at **6.41 g/t Au / 0.55 m**. This iron formation appears to be the same unit as the one channel-sampled in trench TR-PL3-11-053.

TR-PL3-11-058: 9 samples (6.45 m), 5 x 11 m, Map 12.

This trench was excavated to expose the oxide-facies iron formation. It was done on the only outcrop found within the swamp. Composed entirely of amphibolite with minor sulphide mineralization (<4%), no significant gold values were obtained in channel samples.

12.2 Phase 2

Fieldwork carried out during Phase 2 (September 9 to 30, 2011) consisted of:
- excavation of 4 new trenches in the vicinity of the Charlie showing;
- 5 days of prospecting and mapping around the immediate vicinity of the Charlie showing;

- follow-up of 8 new gold anomalies in till, grading up to 22.08 g/t Au east of Charlie;
- rehabilitation of 8 trenches from Phase 1;
- excavation of 3 new trenches east of the David showing, between lines 12E and 14E on IP anomalies; and
- follow-up on best results obtained in the summer of 2010 east of the David showing.

We collected **124** samples from outcrops (115) and boulders (9). In addition, **245** channel samples were collected in trenches, as well as **8** till samples.

This work was carried out by Services Techniques Géonordic under the supervision of Robert Oswald (senior project geologist). The following persons were involved in the Phase 2 work program: Sandra Lavoie (geologist), Gérald Harrisson Jr. (technician), Stéphane Harrisson (technician), Robert Tardif (cook) and Jean-François Aubin (technician).

We used an ASTAR 350 BA+ helicopter from Héli-Inter for the entire duration of Phase 2.

12.2.1 Geological Reconnaissance

While trenches were being dug in the Charlie area and east of the David area, we did a follow-up on gold-bearing samples (>0.50 g/t Au) from Phase 1 and continued geological reconnaissance in these areas.

Geological reconnaissance around the Charlie showing (see Table 7) led to the discovery of 3 new outcrops with anomalous base metal and silver values, as well as a copper-rich erratic boulder. All of these samples are located east of the Charlie showing, on a big hill almost entirely composed of massive to pillowed mafic lavas, intruded by a few small diorite dykes that are locally auriferous. About 170 metres north of the Charlie showing, in one of these diorite dykes, a 5-cm quartz vein with chalcopyrite (0.5%) and pyrite (1.5%) mineralization graded **0.79 g/t Au** (228255). We sampled several quartz veins to the north of the Charlie showing in mafic lavas but to date, none of these veins returned gold values. Only a few diorite dykes (<50 cm) returned anomalous gold values during this sampling program (tables 2 and 8).

Table 7
Anomalous base metal samples from the 2011 Phase 2 geological reconnaissance program

Sample	Grade	Type	Lithology	Mineralization	UTM Nad27, Zone 18	
					East	North
225487	**0.48% Cu**	Boulder	V3B	Sub-ang, 75 x 50 x 20 cm, 2% PYPO	473835	5930081
225494	**0.28% Cu**	Grab	V3B	Rusty zone, PO<10% 1% CP	473976	5929833
225495	**0.12% Pb**	Grab	V3B,I1N	Several VN QZ <7 cm, 1% GL	474172	5930006
228225	**18.6 g/t Ag**	Grab	I2	Dyke I2 HM+, 1% PYCP	473384	5929931

In the area east of the David showing, we did a follow-up on nearly a dozen outcrops that showed anomalous gold values, above 0.50 g/t Au. Table 8 summarizes the best results of this campaign.

Table 8
Anomalous gold samples from the 2011 Phase 2 geological reconnaissance program

Sample	g/t Au	Type	Lithology	Mineralization	UTM Nad27, Zone 18	
					East	North
225357	**2.61**	Grab	I2 or S FK+ EP+	Outcrop FT-031, 4% PY	471386	5929586
225359	**0.82**	Grab	M16(V3B) CS	Outcrop FT-031, 2% PY	471392	5929590
225363	**0.51**	Grab	I2J CS	Outcrop MLA-062, 5% PY	470945	5929574
225364	**1.68**	Grab	I2J CS	Outcrop MLA-062, 3% PY	470947	5929576
228255	**0.79**	Grab	I2J,I1N	VN QZ, 0.5% CP 1.5% PY MC	472738	5930145
228270	**2.40**	Grab	I2J BR	S4?,1% PY	470186	5929501
228272	**0.51**	Grab	S4,I1N	VN QZ 5cm, 2% PY	470203	5929514

Only samples from outcrops FT-031 and MLA-062 successfully reproduced similar gold values, and in some cases slightly better values than the previous sampling program. Prospecting led to the discovery of two new outcrops with gold values associated with quartz veins in a conglomerate (**0.51 g/t Au**) and a possibly brecciated diorite (**0.79 g/t Au**).

12.2.2 Phase 2 Trenching Program

This work consisted in 4 new trenches in the vicinity of the Charlie showing and 3 trenches to the east of the David showing. In the Charlie area, a small Kubota hydraulic shovel (KX41-3V) was mobilized using an ASTAR B2 helicopter. Helicopter-support to transport the shovel was needed due to the difficult terrain (cliff, bay in LG-3 Reservoir). In the David area, a trail provides easy access to all sites so we used a larger Kubota hydraulic shovel (KX61-3). The trail is accessible from the Transtaiga Road at kilometre 160.

The Beep-Mat® was used over the various trenches (059 to 062) but no conductors were detected. The Beep-Mat® did detect magnetite in a few locations within the "pyroxenite". To date, prospecting work appears to indicate that veining does not extend across the pyroxenite hill, but it is present along the north side of the hill and extends toward the topographic low (30 m x ±500 m). During local prospecting around the Charlie showing, the pyroxenite was seen to exhibit signs of sometimes intense deformation, with a ubiquitous foliation and the local development of schist observed on the north side of the hill. No new quartz veins were found during Phase 2 in the pyroxenite.

TR-PL3-11-059 (Charlie showing): 44 samples (42.9 m), 16 x 29 m, Map 13.

A stripping completed directly on the Charlie showing in Phase 1 resulted in gold values ranging from **1.33 to 36.67 g/t Au**. This outcrop is located in a topographic low along a km-scale lineament trending N115°-N295°. The outcrop is surrounded by fairly thick unconsolidated deposits. Attempts to locate additional outcrops near the showing were unsuccessful. The outcrop is very irregular with many bumps and hollows.

A thorough cleaning of the outcrop uncovered at least forty quartz veins (<50 cm) and veinlets in a fragmental "pyroxenite". Most of the veins trend NE with orientations ranging from N010° to N070° and an average dip at 67°. These tension veins formed as a result of sinistral movement. The south part of the outcrop exhibits few quartz veins but the latter develop fairly rapidly toward the northeast. In the northeast part of the outcrop, two quartz veins trending N118° and N300° crosscut the assemblage. Most of the veins host minor (tr-1%) pyrite, pyrrhotite, chalcopyrite, molybdenite (?) and in two locations, visible gold (<1 mm). In the south and west parts of the outcrop, six thin (<50 cm) shear zones are observed, trending N275°, N325° and N045°. The foliation strikes N265° and dips at 68°.

The "pyroxenite" is fine-grained, medium to dark green and locally magnetic. It is mainly composed of actinolite-tremolite, partly chloritized with minor carbonates and biotite. Sulphides generally occur in trace amounts. The foliation is well developed and the rock contains less than 10% rounded to angular clasts of diorite, tonalite and amphibolite, generally <20 cm in size. Going south off the stripped area onto the small hill, the number of clasts increases, reaching up to 25% of the rock.

All channel samples collected from this stripped outcrop were re-analyzed by metallic sieve. Table 9 lists all analytical results above 0.50 g/t Au. Map 13 shows the Charlie showing, its geology and the exact location of channel samples with their respective values. The initial samples collected during Phase 1 that led to the discovery are not shown in Map 13. Stripping of the outcrop displaced markers and made their exact location uncertain in most cases. All results from trenches excavated in 2011 are also provided in Appendix 3. Best results include: **3.68 g/t Au / 5 m, 3.59 g/t Au / 4 m, 14.55 g/t Au / 1 m, 3.54 g/t Au / 0.85 m** and **6.95 g/t Au / 1 m**. The remaining four channel samples yielded grades ranging from **1.34 g/t Au / 1 m** to **3.93 g/t Au / 1.4 m**.

TR-PL3-11-060: 9 samples (5.15 m), 5 x 8 m, Map 14.

This small trench exposed an auriferous shear zone with a sinistral movement. A sample collected during Phase 1 in a quartz vein graded **3.6 g/t Au** (229270). The shovel was unable to clear the top of the outcrop where the sample was collected, but the shear zone extends toward the bottom of the hill. We channel-sampled across the entire zone in two locations. The quartz vein graded **0.59 g/t Au / 0.4 m (225389)**, whereas wall rocks to the south with 1% pyrite graded **1.31 g/t Au / 1 m** (225388), see Table 9. The shear zone is 2 m thick and the quartz vein is 40 cm thick. The "pyroxenite" here is transformed into a biotite-chlorite schist, with a foliation striking N263°/75°.

TR-PL3-11-061: 31 samples (28.7 m), 12 x 28 m, Map 15.

This is the westernmost trench in the Charlie area. It is located along the northern edge of the hill and forms a level surface slightly inclined to the north, before reaching the topographic low that ends with a small cliff. It also consists of fragmental "pyroxenite" with a foliation of variable intensity. The trench exposes three NW-trending shear zones as well as numerous quartz veins in the form of shear veins (N335°) and tension veins (NE-E). The foliation shifts to a N310° strike and is subvertical. A total of 31 samples were collected, but no significant gold values were obtained (<109 ppb Au).

<u>TR-PL3-11-062</u>: 7 samples (6.2 m), 9 x 12 m, Map 16.

Located 12 m west of trench TR-PL3-060, this trench was designed to investigate a 20-cm-thick gold-bearing quartz vein grading **2.26 g/t Au** (229371), on an outcrop along the northern edge of the hill. The "pyroxenite" is foliated and locally strongly schistose, with a vertical shear zone (1 m) showing dextral movement. Only one anomalous gold value, at **417 ppb Au / 1 m** (228211), was obtained from channel sampling across the shear zone, associated with a cm-scale quartz vein. This shear zone is not the same as that observed in trench TR-060; it appears to be parallel and slightly offset to the NW. The foliation ranges from N260° to N290° with an average dip at 78°.

Table 9
Best results of Phase 2 trenches

Trench	Sample	g/t Au	Type	Length (m)	Litho	Alt	Min	UTM Nad27, Zone18	
								East	North
TR-PL3-11-059	225374	1.77	Chan	0.40	I4B	CL+	SF tr	472803	5929992
TR-PL3-11-059	225375	0.61	Chan	1.00	I4B, I1N	CL+,CC tr.	PY tr	472786	5929992
TR-PL3-11-059	225377	3.21	Chan	1.00	I4B, I1N	CL+	1% PY	472786	5929990
TR-PL3-11-059	225378	1.19	Chan	1.00	I4B	CL+	SF tr	472786	5929989
TR-PL3-11-059	225381	0.51	Chan	1.00	I4B, I1N	CL++ BO+	PY tr	472787	5929994
TR-PL3-11-059	225384	3.54	Chan	0.85	I4B, I1N	CL+	1% PY	472798	5929985
TR-PL3-11-059	225385	0.88	Chan	1.00	I4B, I1N	CL+	PY tr	472799	5929985
TR-PL3-11-059	225387	0.50	Chan	1.00	I4B, I1N	CL+	1% PYPO?	472801	5929984
TR-PL3-11-059	225412	2.19	Chan	1.00	I4B		SF tr	472786	5929993
TR-PL3-11-059	225413	0.55	Chan	1.00	I4B,I1N		SF tr	472787	5929992
TR-PL3-11-059	**225414**	**9.01**	Chan	1.00	I4B,I1N	CL+	PY tr	472787	5929991
TR-PL3-11-	225415	2.60	Chan	1.00	I4B,I1N	CL+	PY tr	472788	5929990

059									
TR-PL3-11-059	225416	0.58	Chan	1.00	I4B,I1N	CL+	SF tr	472789	5929990
TR-PL3-11-059	225417	0.79	Chan	1.00	I4B,I1N	CL+	PY, CP tr	472790	5929995
TR-PL3-11-059	225418	1.34	Chan	1.00	I4B,I1N	CL+	PY tr	472791	5929994
TR-PL3-11-059	225419	0.56	Chan	1.00	I4B,I1N	CL+	SF tr	472791	5929993
TR-PL3-11-059	225421	0.74	Chan	1.00	I4B,I1N	CL+	SF tr	472793	5929992
TR-PL3-11-059	225423	1.84	Chan	1.00	I4B,I1N	CL+	SF tr	472793	5929990
TR-PL3-11-059	225424	0.85	Chan	1.00	I4B,I1N	CL+	SF tr	472794	5929989
TR-PL3-11-059	225425	1.07	Chan	1.00	I4B,I1N	CL+	PY tr	472794	5929988
TR-PL3-11-059	225426	0.69	Chan	1.00	I4B,I1N	CL+	PY tr	472798	5929990
TR-PL3-11-059	225427	0.60	Chan	1.00	I4B,I1N	CL+	PY tr	472798	5929990
TR-PL3-11-059	225428	1.60	Chan	1.00	I4B,I1N	CL+	PY tr	472799	5929989
TR-PL3-11-059	225430	2.35	Chan	1.00	I4B,I1N	CL+	SF tr	472800	5929988
TR-PL3-11-059	**225431**	**9.97**	Chan	1.00	I4B,I1N	CL+	PY tr, Au tr	472801	5929987
TR-PL3-11-059	225432	4.28	Chan	1.00	I4B,I1N	CL+	1% CP,PY,MO	472802	5929986
TR-PL3-11-059	225433	3.93	Chan	1.40	I4B,I1N	CL+	1% CP,PY,MO	472804	5929986
TR-PL3-11-059	**225434**	**14.55**	Chan	1.00	I4B,I1N	CL+	tr CP,PY,MO	472806	5929989
TR-PL3-11-059	**225435**	**6.95**	Chan	1.00	I4B,I1N	CL+	SF tr, Au tr	472806	5929984
TR-PL3-11-059	225436	0.81	Chan	1.00	I4B,I1N	CL+	SF tr	472806	5929985
TR-PL3-11-060	225388	1.31	Chan	1.00	M8 BOCL	CL++	1% PY	472687	5930020
TR-PL3-11-060	225389	0.59	Chan	0.40	I1N		PY tr	472687	5930020

TR-PL3-11-063: 43 samples (40.36 m), 3 x 49 m, Map 17.

Located 25 m north of drill hole PLE11-060, this trench was excavated to explain a strong IP anomaly on line 12E between stations 2+13N and 2+25N. The south half of the trench is composed of polygenic matrix-supported conglomerate, whereas the north half is composed of diorite that is progressively mylonitized in the last metres of the trench. The IP anomaly is explained by the presence of oxide-facies iron formation clasts in the conglomerate, along with magnetite and sulphides (1-5% pyrite-pyrrhotite) in the matrix. The trench was channel-sampled across most of its length, but no significant gold grades were obtained (<49 ppb Au). The foliation strikes N073°/ 82°.

TR-PL3-11-064: 48 samples (46.31 m), 3.5 x 58.5 m, Map 18.

This trench was dug to uncover the contact between a conglomerate and a QFP felsic intrusive and to investigate an IP anomaly located on line 14E between stations 1+88N and 2+60N. The bedrock exposed in the trench begins around station 2N. Toward the south, the overburden is too thick for the hydraulic shovel and thus, we were unable to expose the contact. The exposed bedrock is entirely composed of polygenic matrix-supported conglomerate with an oxide-facies iron formation unit. The IP anomaly may be partly explained by the 2-m-thick oxide-facies iron formation, which contains up to 15% pyrite and pyrrhotite. The conglomerate itself contains only trace to 2% pyrite. The trench was channel-sampled across most of its length but no significant gold values were obtained (<361 ppb Au). The foliation strikes N258° and dips at 88°. We observed glacial striations along two main orientations: N330° and N250°.

TR-PL3-11-065: 63 samples (60.04 m), 13 x 15 m and 3 x 46 m, Map 19.

This trench was dug largely for stratigraphic reconnaissance purposes. It is located between lines 12E and 14E, on a small hill covered by a thin layer of overburden. The bedrock is mainly composed of diorite with a few bands of amphibolite and sulphide-facies iron formations bounded to the north by a mylonitic tonalite. The trench begins in the south with a foliated diorite containing 5-10% cm-scale irregular alteration veins composed of amphibole, feldspar and quartz, then two bands of amphibolite (<2.5 m) are observed, enclosing massive to banded (cm-scale banding) sulphide-facies iron formation horizons (<40 cm). These iron formations are composed of 90% pyrite and 10% silicates. One of the iron formations was initially discovered in 2010 (MLE-036) with the Beep-Mat®. The trench exposed the second iron formation just a few metres further south. Assays for gold and base metals did not return significant values in the iron formations.

Toward the centre of the trench about 15 metres east, we did a follow-up on sample 228576 which graded **5.14 g/t Au**. A channel sample graded **244 ppb Au / 1 m** (228372). We observed several cm-scale mineralized zones with 5% pyrite and <1% tourmaline.

The various units observed, with the exception of iron formations, contained less than 1% pyrite, except for two samples of diorite: sample 228380 composed of mylonitic diorite, contains 8% pyrite over 40 cm, and sample 228385 contains a quartz vein with 5% pyrite and trace amounts of galena and sphalerite. The trench was channel-sampled across most of its length but no significant gold values were obtained (<130 ppb Au). The foliation strikes N070°/ 84°.

12.3 Till Sampling Program

A glacial sediment sampling survey (57 till samples) was carried out by Services Techniques Géonordic inc. of Rouyn-Noranda and Inlandsis Consultants of Montréal.

This year, the till survey was designed to fill gaps and complete the coverage in four (4) different areas of the project. Samples weighed 14 kg on average and the spacing between samples (75 to 260 m) was determined by the level of information required (density) and the unpredictable terrain conditions. During Phase 1, we collected 49 till samples, and the follow-up during Phase 2 resulted in 8 additional till samples.

East of the David grid, 29 till samples were collected in Phase 1. Six of these samples yielded gold values (in heavy mineral concentrates) above 2.05 g/t Au (PL-11-007 with 3 gold grains [2 reshaped and 1 pristine]). Till sample PL-11-005 graded 22.08 g/t Au in the heavy mineral concentrate, although no gold grains were observed in this till. During Phase 2, a second line was completed further east (600 m) with 7 new samples, as well as a follow-up on till PL-11-005. Along the new till sampling traverse, we obtained one gold-bearing sample grading 1.63 g/t Au (PL-11-052) but with no visible gold grains. The follow-up on the initial till sample grading 22.08 g/t Au (PL-11-005) yielded a value of 168 ppb Au and 3 gold grains (PL-11-057: 2 reshaped and 1 modified). Despite the wide variability between results of till samples 005 and 057, the overall results clearly indicate that the area to the east of the Charlie showing is fertile for gold.

East of the large-scale fold (jug), 7 new till samples produced lower counts of observed gold grains and lower gold values in heavy mineral fractions relative to the adjacent line to the east. Our best result was obtained in till sample PL-11-045, with 22 gold grains (reshaped) and a grade of 0.53 g/t Au in the heavy mineral concentrate.

South of the PLEX camp and east of drill hole PL07-114, 4 new till samples were collected but no significant results were obtained.

The last area under investigation is located 2.5 km northeast of the Ilto showing, where nine (9) new samples produced higher results than the previous till sampling line to the east. Our best result is from sample PL-11-038, with 12 gold grains (11 reshaped and 1 modified) and a grade of 2.59 g/t Au in the heavy mineral concentrate.

ITEM 13 DRILLING

This section is not applicable to this report.

ITEM 14 SAMPLING METHOD AND APPROACH

All samples were sent to the lab for gold analysis by fire assay and those yielding values over 500 ppb Au were gravimetrically checked. Samples with base metal mineralization were also checked by the ICP (scan 30) multi-element method. Several samples were sent to the lab for gold analysis by metallic sieve as a verification procedure. Laboratoire Expert, in Rouyn-Noranda, was mandated to perform the gold assays and sample preparation. Laboratoire Expert sent all samples for multi-element assays to Activation Laboratories in Ancaster, Ontario.

ITEM 15 SAMPLE PREPARATION, ANALYSIS AND SECURITY

Samples were collected in the field and processed by personnel of Services Techniques Géonordic. Many of these samples were re-examined in camp, and sample shipping was completed under the direction of Robert Oswald, the author of this report. Samples were immediately placed in plastic sample bags in the field, tagged and recorded with unique sample numbers. Sealed samples were placed in shipping bags, which in turn were sealed with plastic tie straps or fibreglass tape. The bags remained sealed until they were opened by Laboratoire Expert personnel in Rouyn-Noranda, Québec.

All samples were initially stored in the camp. Samples were not secured in locked facilities; this precaution deemed unnecessary due to the remote camp location. Samples were then loaded directly on a truck for transport to Rouyn-Noranda. Samples were delivered by Services Techniques Géonordic personnel or by KEPA Transport, a James Bay freighting company, to Laboratoire Expert's sample preparation facility in Rouyn-Noranda.

Upon receipt, samples were placed in numerical order and compared with the packing list to verify receipt of all samples. If the received samples did not correspond to the list, the customer was notified.

Samples are dried if necessary and then reduced to -1/4 inch with a jaw crusher. The jaw crusher is cleaned with compressed air between samples and barren material between sample batches. The sample is then reduced to 90% -10 mesh with a rolls crusher. The rolls crusher is cleaned between samples with a wire brush and compressed air and barren material between sample batches. The first sample of each sample batch is screened at 10 mesh to determine that 90% passes 10 mesh. Should 90% not pass, the rolls crusher is adjusted and another test is done. Screen test results are recorded in the logbook provided for this purpose. The sample is then riffled using a Jones-type riffle to approximately 300 g. Excess material is stored for the customer as a crusher reject. The 300-g portion is pulverized to 90% -200 mesh in a ring and puck type pulverizer; the pulverizer is cleaned between samples with compressed air and silica sand between batches. The first sample of each batch is screened at 200 mesh to determine that 90% passes 200 mesh. Should 90% not pass, the pulverizing time is increased and another test is done. Screen test results are recorded in the logbook provided for this purpose.

15.1 Gold Fire Assay Geochem

A 29.166-g sample is weighted into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 1 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is placed in a 12 × 75 mm test tube. 0.2 ml of 1:1 nitric acid is added and allowed to react in a water bath for 30 minutes; 0.3 ml of concentrated hydrochloric acid is then added and allowed to react in the water bath for 30 minutes. The sample is then removed from the water bath and 4.5 ml of distilled water is added, the sample is thoroughly mixed, allowed to settle and the gold content is determined by atomic absorption.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 200 ppb are discarded. The lower detection limit is 2 ppb and samples assaying over 500 ppb are checked by gravimetric assay.

15.2 Gold Fire Assay Gravimetric

A 29.166-g sample is weighed into a crucible that has been previously charged with approximately 130 g of flux. The sample is then mixed and 2 mg of silver nitrate is added. The sample is then fused at 1800°F for approximately 45 minutes. The sample is then poured in a conical mold and allowed to cool; after cooling, the slag is broken off and the lead button weighing 25-30 g is recovered. This lead button is then cupelled at 1600°F until all the lead is oxidized. After cooling, the dore bead is flattened with a hammer and placed in a porcelain parting cup. The cup is filled with 1:7 nitric acid and heated to dissolve the silver. When the reaction appears to be finished, a drop of concentrated nitric acid is added and the sample is observed to ensure there is no further action. The gold bead is then washed several times with hot distilled water, dried, annealed, cooled and weighed.

Each furnace batch comprises 28 samples that include a reagent blank and gold standard. Crucibles are not reused until we have obtained the results of the sample that was previously in each crucible. Crucibles that have had gold values of 3.00 g/t are discarded. The lower detection limit is 0.03 g/t and there is no upper limit. All values over 3.00 g/t are verified before reporting.

15.3 Metallic Sieve

The total sample is dried, crushed, and pulverized then screened using a 100-mesh screen. The – 100-mesh portion is mixed and assayed in duplicate by fire assay gravimetric finish as well as all of the +100-mesh portions. All individual assays are reported as well as the final calculated value.

15.4 Multi-Elements (from www.actlabs.com : Code 1E1–Aqua Regia-ICP-OES)

A 0.5-g sample is digested with *aqua regia* (0.5 ml H_2O, 0.6 ml concentrated HNO_3 and 1.8 ml concentrated HCl) for 2 hours at 95°C. The sample is cooled then diluted to 10 ml with deionized water and homogenized. The samples are then analyzed using a Perkin Elmer OPTIMA 3000 Radial ICP for the 30-element suite (Table 10). A matrix standard and blank are run every 13 samples.

A series of USGS geochemical standards are used as controls. Digestion is near total for base metals, however will only be partial for silicates and oxides.

Table 10
Code 1E1 Elements and Detection Limits (ppm)

Element	Detection Limit	Upper Limit
Ag*	0.2	100
Al*	0.01%	-
As*	10	10,000
Ba*	1	-
Be*	1	-
Bi	10	-
Ca*	0.01%	-
Cd	0.5	2,000
Co*	1	10,000
Cr*	2	-
Cu	1	10,000

Element	Detection Limit	Upper Limit
Fe*	0.01%	-
K*	0.01%	-
Mg*	0.01%	-
Mn*	2	100,000
Mo*	2	10,000
Na*	0.01%	-
Ni*	1	10,000
P*	0.001%	-
Pb*	2	5,000
S*	0.001%	20%

Element	Detection Limit	Upper Limit
Sb*	10	-
Sc*	1	-
Sn*	10	-
Sr	1	-
Ti*	0.01%	-
V*	1	-
W*	10	-
Y*	1	-
Zn*	1	10,000
Zr*	1	-

* Element may only be partially extracted,

ITEM 16 DATA VERIFICATION

Since 2004 Virginia has set up an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration works. This program includes the addition of blank samples and certified standards sent for analysis in every shipment. Blank samples are used to check for possible contamination in laboratories while certified standards determine the analytical accuracy.

All samples were analyzed for gold via fire assay. As a verification procedure, when a sample returns grades for gold above 500 ppb, it is re-analyzed by gravimetric assay. The lab results are presented in Appendix 4. The four (4) types of standards used (Table 11) were purchased from Rocklabs. Their grades range from 1.344 to 30.14 g/t Au. Blank samples consist of crushed (3/4) calcite and silica, commonly referred to as "marble aggregate" in the landscaping industry. Thirty-kilogram (30-kg) bags were purchased at a local retailer in Rouyn-Noranda.

No contamination problem has been detected in the assays performed on blanks of the Poste Lemoyne Extension Property in 2011 (Table 11).

If we compare the average value obtained for certified standards from our laboratory and the grade indicated by the manufacturer, our average lab results range from -1.82% (SQ28) to +4.17% (SH41) (Table 11). This is not sufficient to raise doubts about the analytical accuracy of Laboratoire Expert Inc. We believe all gold results for the 2011 geological exploration program are reliable.

Table 11
Standard and blank samples of the summer 2011 sampling program

Samples	Blank (<5 ppb)	SH41 (1.344 g/t)	SI54 (1.780 g/t)	SL51 (5.909 g/t)	SQ28 (30.14 g/t)
228615	<5				
228705	<5				
228749	<5				
228836	<5				
228932		1.34			
228945	<5				
228946		1.37			
229055	<5				
229069			1.82		
229343	<5				
229344				5.93	
229393	<5				
229394			1.71		
225371	<5				
225372					29.59
225399	<5				
225400		1.47			
225449	<5				
225450			1.87		
225488				5.89	
225489	<5				
228249	<5				
228250		1.41			
228299				6.03	
228300	<5				
Average	<5	1.40	1.8	5.95	29.59
Δ%	0	(+) 4.17	(+) 1.12	(+) 0.69	(-) 1.82

ITEM 17 ADJACENT PROPERTIES

This section is not applicable to this report.

ITEM 18 MINERAL PROCESSING AND METALLURGICAL TESTING

This section is not applicable to this report.

ITEM 19 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

D'Amours (2003) prepared a geostatistical modelling and resource estimation on the Orfée showing. He established that the zone had a measured resource of 88,588 tonnes at 9.44 g/t Au and an inferred resource of 114,895 tonnes at 18.40 g/t Au for a total resource, all categories, of 203,483 tonnes at 14.50 g/t Au.

ITEM 20 OTHER RELEVANT DATA AND INFORMATION

This section is not applicable to this report.

ITEM 21 INTERPRETATION AND CONCLUSION

Exploration work completed in the summer of 2011 was the continuation of the work program undertaken last year. Most of this work was carried out to the south of LG-3 Reservoir, in lithologies favourable for gold and base metal occurrences. Assay results revealed the presence of new gold showings (**up to 36.67 g/t Au**), where much work remains to be done to fully assess their potential.

Exploration efforts on iron formations southeast of the David showing were a technical success. The working hypothesis was based on the presence of a gold-bearing structure crosscutting the oxide-facies iron formation. Channel sampling enabled us to assess the oxide- and sulphide-facies iron formations in many locations. We obtained four subeconomic gold values ranging from **0.58 g/t Au / 0.24 m** to **6.41 g/t Au / 0.55 m**, exclusively within the sulphide-facies iron formation. This area is now deemed lower priority, since the thickness of the sulphide iron formation appears somewhat limited. The oxide-facies iron formation does not presently appear to host gold mineralization.

The most significant gold showing in 2011 was discovered in a fragmental "pyroxenite" injected with abundant quartz veins. Several samples yielded values ranging from **1.33 to 36.67 g/t Au.** The Charlie showing was channel-sampled in the fall and this work produced encouraging results such as **3.68 g/t Au / 5 m, 3.59 g/t Au / 4 m, 14.55 g/t Au / 1 m, 3.54 g/t Au / 0.85 m** and **6.95 g/t Au / 1 m.** The Charlie showing is located 346 m southeast of the SLTV showing, in the same fragmental "pyroxenite" unit. The SLTV showing produced assay results, in channel samples collected in 2010, of **8.74 g/t Au, 4.40 g/t Ag, 0.41 % Cu / 1.1 m.** This fragmental "pyroxenite" with its two significant gold showings makes this area a high-priority target, in a setting characterized by strongly deformed mafic to ultramafic rocks.

The Charlie showing somewhat overshadowed the gold-bearing QFP felsic intrusive where till samples collected last year yielded exceptionally high gold grain counts. The drilling program carried out in the winter of 2011 assessed the QFP sill over a strike length of more than 1.75 km, and resulted in a number of subeconomic gold intersections (Cayer, 2011 b). The zone remains open to the east, with a drill interval grading **1.08 g/t Au / 5.9 m** (PLE11-160). This intrusive remains a priority target, as well as the area to the east of the gold-bearing till samples, since to date, the source of gold in these tills has not been explained in a satisfactory manner. You may recall that till sample PLE-10-01 contained 691 gold grains, among which 638 grains had delicate shapes.

The results of the 2011 field campaign once again demonstrate the excellent gold potential of the Poste Lemoyne Extension Property. This property, which now extends over more than 70 km E-W, has revealed many new potential areas of interest, uncovered either by geological reconnaissance work or by soil and till sampling surveys. Some of these areas have been further investigated with trenching and drilling, but many of these have great potential and yet have not been intensively explored to date.

ITEM 22 RECOMMENDATIONS

Following the encouraging results obtained over the past two years, we recommend pursuing exploration efforts on the Poste Lemoyne Extension Property. It is strongly recommended to extend line cutting to the east of the Charlie showing, to complete an induced polarization survey along the grid cut in the winter of 2011 and on the new lines cut in 2012.

During the summer of 2012, ground prospecting using a Beep-Mat® should be carried out on all new induced polarization anomalies. If the water level in LG-3 Reservoir allows, it would be important to continue investigations on the molybdenum occurrences on the islands in the south part of LG-3 Reservoir.

For the winter of 2012, we suggest drill-testing of the Charlie showing and the pyroxenite/amphibolite contact, to assess the gold potential of quartz veins in these areas. It would also be interesting to continue drilling to the east of drill hole PLE11-160, in the QFP felsic intrusive. To date, the geological information we have indicates that gold mineralization in the felsic intrusive does indeed extend further east.

We suggest, for the summer of 2012, in addition to prospecting work, to complete B-horizon geochemistry surveys in certain areas to assess known gold occurrences and their extensions. It would be important to continue the trenching program on new gold showings and new induced polarization anomalies.

ITEM 23 REFERENCES

BÉRUBÉ, D. 2000. Polarisation provoquée effectuée dans le cadre du projet Poste Lemoyne Extension. Val d'Or Sagax. In-house report, Virginia Gold Mines.

BLANCHET, C. 2002. Propriété Poste Lemoyne Extension. Programme de forage – Janvier-Février 2002. In-house report, Virginia Gold Mines.

CAYER, A. 2011b. Technical Report and Recommendations, Winter 2011 Drilling Campaign Program. Poste Lemoyne Extension Project, Québec. VIRGINIA MINES INC., May 2011.

CAYER, A. 2011a. Technical Report and Recommendations, Summer 2010 Geological Reconnaissance Program. Poste Lemoyne Extension Project, Québec. VIRGINIA MINES INC., February 2011.

CAYER, A. 2010. Technical Report and Recommendations Summer 2009 Geological Reconnaissance Program and Fall 2009 Drilling Program. Poste Lemoyne Extension Project, Québec. VIRGINIA MINES INC., February 2010.

CAYER, A. and OSWALD, R. 2009. Technical Report and Recommendations, Winter 2008 Drilling Program and Fall 2008 Geological Exploration Program, Poste Lemoyne Extension Property, Québec. VIRGINIA MINES INC., March 2009.

CAYER, A. 2007a. Technical Report and Recommendations, Summer 2007 Geological Reconnaissance, Poste Lemoyne Extension Project, Québec. VIRGINIA MINES INC., October 2007.

CAYER, A. 2007b. Technical Report and Recommendations, Fall 2006-Winter 2007 Drilling Program, Poste Lemoyne Extension Property, Québec. VIRGINIA MINES INC., February 2007.

CAYER, A. 2007c. Technical Report and Recommendations, Winter 2007 Drilling Program, Poste Lemoyne Extension Property, Québec. VIRGINIA MINES INC., February 2008.

CAYER, A. and OUELLETTE, J-F. 2004. Technical Report and Recommendations, Fall 2003-Winter 2004 Drilling Program, Poste Lemoyne Extension Project, Québec. VIRGINIA GOLD MINES INC. and GLOBESTAR MINING CORP., May 2004.

CAYER, A. 2003. Propriété Poste Lemoyne Extension. Programme de forage – Automne 2002 – hiver 2003. In-house report, Virginia Gold Mines.

COSTA, P., 2000. Déformation et chronologie de la mise en place de l'or dans la formation de fer de Guyer, Rivière La Grande, Baie James. B.Sc. Thesis. Université du Québec à Chicoutimi. Québec. 56 pages.

CHÉNARD, D. 1999. Rapport des travaux de terrain, été-automne 1998, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

D'AMOURS, C. 2003. Modélisation géostatistique et estimation des ressources. Géopointcom. In-house report, Virginia Gold Mines. 16 pages.

DE CHAVIGNY, P. 1998. Reconnaissance Géologique, Permis JVT/Boréale, VIRGINIA GOLD MINES INC. and BOREAL EXPLORATION, 1998.

DESJARDINS, R. 1976. Rapport de synthèse et de levés magnétique et électromagnétique. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34119.

DESJARDINS, R., OAKES, B.W. and LAVOIE, L. 1975. Report on field work and proposed drill program, Lac Guyer Area. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34106.

EKSTROM, R.L.V. 1960. Geological report and 5 DDH logs in the Corvette Lake-La Grande River Area. Tyrone Mines Ltd. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 10515.

FULTON, R.J. 1995, Surficial materials of Canada ; Geological Survey of Canada, Map 1880A, scale 1 :5 000 000.

GAGNON, R. and COSTA, P. 2000. Rapport sommaire des travaux de terrain, automne 2000, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

GIROUX, M. 1976. Campagnes de prospection aérienne systématique 1975, synthèse et résultats. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34116.

GOUTIER, J., DION, C., OUELLET, M-C., DAVIS, D.W., DAVID, J. and PARENT, M. 2001. Géologie de la région du lac Guyer (33G/05, 33G/06 et 33G/11). Ministère des Ressources naturelles du Québec. RG 2001-15. 53 pages.

GRANGER, B. 1998. Levés de Magnétométrie et d'EM-TBF, Poste Lemoyne Extension. Géosig Inc. In-house report, Virginia Gold Mines.

HUOT, F. 2012. Lames minces de Charlie, Projet PLEX, In-house e-mail. VIRGINIA MINES INC., 1 page.

JAGODITS, F. L. 1996. Report on Multi sensor Helicopter-Borne Geophysical Surveys, Sakami project, Lac Guyer and Lac de la Corvette areas, Baie-James region, Québec, NTS 33G/05, 33G/06, 33G/11 and 33G/12 and 33G/08, Project 274 and 275. Phelps Dodge Corporation of Canada Limited. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 54133.

JOHNSON, M. 1996. Sakami Project, Lac Guyer and Lac de la Corvette areas, Baie-James Region, Québec, NTS 33G/05, 33G/06, 33G/08, 33G/11, 33G/12. Summary Report 1996.

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L'HEUREUX, M. and BLANCHET, C., 2001. Rapport géologique; programme de décapage, automne 2001, propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

OAKES, B.W. and LAVOIE, L. 1976. Rapport de forage, lacs Yasinski et Guyer. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 34120.

OSBORNE, B.S. 1995. A report on a reconnaissance programme in the La Grande region, Summer 1995. Prepared for Phelps Dodge Corporation of Canada Limited. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 55392.

PARADIS, S.J. and BOIVERT, É., 1995, Séquence des écoulements glaciaires dans le secteur de Chibougamau-Némiscau, Québec; Commission géologique du Canada, Recherches en cours 1995-C, p. 259-264.

PLANTE, L. 2002. Levés géophysiques – E.M.H. & Mag. pour Mines d'Or Virginia inc. Propriété Poste Lemoyne Extension, Région de LG-3, Baie James, Québec, SNRC 33G/06. Report by Géola, Exploration Consultant.

PREST, V.K., GRANT, D.R. and RAMPTON, V.N., 1967, Glacial Map of Canada; Geological Survey of Canada, Map 1253A, scale 1 :5 000 000.

RENOU, A.-S. 2002. Projet d'étude minéragraphique de deux échantillons du projet Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

RILEY, C.J. 1975. Report on iron formation, Lac Guyer Area. SES Mining Group. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 50018.

TREMBLAY, L. 2009. Description pétrographiques de cinq échantillons de roches, Projet Poste Lemoine. In-house report, Virginia Gold Mines.

TREMBLAY, M. 2003. Étude structurale et cartographie de quatre tranchées de la propriété Poste Lemoyne Extension. In-house report, Virginia Gold Mines.

TSHIMBALANGA, S. 2010. Levé de polarisation provoquée et de magnétométrie, Propriété Poste Lemoyne Extension (PLEX), grille David, Municipalité de la Baie-James, Québec, SNRC 33G / 11. In-house report, Virginia Mines Inc.

TSHIMBALANGA, S. 2010. Levé de polarisation provoquée et de magnétométrie, Propriété Poste Lemoyne Extension (PLEX), grille PS, Municipalité de la Baie-James, Québec, SNRC 33G / 06. In-house report, Virginia Mines Inc.

TSHIMBALANGA, S. and TILIKI, G. K. 2009. Levé de magnétométrie et de polarisation provoquée, Propriété Poste Lemoyne Extension, grille principale et grille est, Région du Lac Chambrillan, Baie-James, Québec, SNRC 33G / 06. In-house report, Virginia Mines Inc.

TSHIMBALANGA, S. 2007. Levé de polarisation provoquée, Propriété Poste Lemoyne Extension, Région du Lac Chambrillan, Baie-James, Québec, SNRC 33G / 06. In-house report, Virginia Mines Inc.

VEILLETTE, J.J., 1995, New evidence for northwestward glacial ice flow, James Bay region, Quebec; in Geological Survey of Canada, Current Research part C, paper 1995-C, p. 249-258.

WATSON, D. 1972. Airborne electromagnetic, magnetic and radiometric report, Guyer Lake Area. Noranda Exploration. Statutory work report filed with the Ministère des Ressources naturelles, Québec, GM 50005.

ITEM 24 DATE AND SIGNATURE

CERTIFICATE OF QUALIFICATIONS

I, Robert Oswald, reside at 914, 28th avenue Montréal (Québec), H1A 4M5, and hereby certify that:

I am currently a project geologist of Services Techniques Géonordic Inc. (STG), 970 Larivière, Rouyn-Noranda (Québec), J9X 4K5.

I graduated from the Université de Montréal in Montréal with a B.Sc. in Geology in 1987.

I have been working as a professional geologist from 1987 to 1997 and since 2003 for Géonordic.

I am a Professional in Geology and registered member of the *Ordre des Géologues du Québec*, permit number 493.

I am a Qualified Person with respect to the Poste Lemoyne Extension project in accordance with section 1.2 of National Instrument 43-101.

I am involved occasionally in the Poste Lemoyne Extension project since 2004. I participated actively in the summer 2011 program.

I am responsible for writing several sections of the present technical report utilizing proprietary exploration data generated by Virginia Mines Inc., and information from various authors and sources as summarized in the reference section of this report.

I am not aware of any missing information or changes, which would cause this report to be misleading.

I do not fulfil the requirements set out in section 1.5 of National Instrument 43-101 for an "independent qualified person" relative to the issuer, being part of the stock option plan of Virginia Mines Inc.

I have read and used National Instrument 43-101 and Form 43-101F1 to prepare this report in accordance with its specifications and terminology.

Dated in Montreal, Qc, this 31th day of March 2012.



Robert Oswald, B.Sc., P. Geo.

ITEM 26 ILLUSTRATIONS

VIRGINIA MINES INC.

POSTE LEMOYNE EXT. PROPERTY

Project Location


76°00' W
74°00' W
Radisson
LG-3
33 F
33 G
Trans-Taiga road
LG-4
Mirage
33 H
N
POSTE LEMOYNE EXT. PROPERTY
53°00' N
33 C
33 B
KM381
52°00' N
James Bay road
Radisson
Chibougamau
Virginia's CDC
0
50
100
Kilometers

FIGURE 1

VIRGINIA MINES INC.

POSTE LEMOYNE EXT. PROPERTY

Claim location



33 G/12
33 G/11
33 G/05
33 G/06
33 G/07
75°30' W
75°00' W
53°30' N
N
Poste Lemoyne
Ext. Camp
Trans-Taiga road
Poste Lemoyne
Hydro substation
0
5
10
Kilometers

FIGURE 2

VIRGINIA MINES INC.

POSTE LEMOYNE EXT. PROPERTY

Regional geology



I1D
I1B
I1G
I1 QFP
I2J
I2G
I3H
I4
S3
M4(S3)
M4
S4
S9
V1
V3-M16
V3
V4
33 G/12
33 G/11
33 G/05
33 G/06
33 G/07
Poste Lemoyne
Ext. Camp
Poste Lemoyne
Hydro substation
Trans-Taiga road
53°30' N
0
5
10
Kilometers

For lithological codes see appendix 2
Modified geology from SIGEOM

FIGURE 3

Appendix 1 : Claims list

List of claims
CDC - Poste Lemoyne Ext.

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
104798	33 G/06	51.31	24	50	20051129	20131128
104799	33 G/06	51.31	24	51	20051129	20131128
104800	33 G/06	51.35	20	60	20051129	20131128
104801	33 G/06	51.34	21	57	20051129	20131128
104802	33 G/06	51.34	21	58	20051129	20131128
104803	33 G/06	51.34	21	59	20051129	20131128
104804	33 G/06	51.34	21	60	20051129	20131128
104805	33 G/06	51.33	22	51	20051129	20131128
104806	33 G/06	51.33	22	52	20051129	20131128
104807	33 G/06	51.33	22	53	20051129	20131128
104808	33 G/06	51.33	22	54	20051129	20131128
104809	33 G/06	51.33	22	55	20051129	20131128
104810	33 G/06	51.33	22	56	20051129	20131128
104811	33 G/06	51.33	22	57	20051129	20131128
104812	33 G/06	51.33	22	58	20051129	20131128
104813	33 G/06	51.33	22	59	20051129	20131128
104814	33 G/06	51.33	22	60	20051129	20131128
104815	33 G/06	51.32	23	45	20051129	20131128
104816	33 G/06	51.32	23	46	20051129	20131128
104817	33 G/06	51.32	23	47	20051129	20131128
104818	33 G/06	51.32	23	48	20051129	20131128
104819	33 G/06	51.32	23	49	20051129	20131128
104820	33 G/06	51.32	23	50	20051129	20131128
104821	33 G/06	51.32	23	51	20051129	20131128
104822	33 G/06	51.32	23	52	20051129	20131128
104823	33 G/06	51.32	23	53	20051129	20131128
104824	33 G/06	51.32	23	54	20051129	20131128
104825	33 G/06	51.32	23	55	20051129	20131128
104826	33 G/06	51.32	23	56	20051129	20131128
104827	33 G/06	51.32	23	57	20051129	20131128
104828	33 G/06	51.32	23	58	20051129	20131128
104829	33 G/06	51.32	23	59	20051129	20131128
104830	33 G/07	51.39	16	26	20051129	20131128
104831	33 G/07	51.39	16	27	20051129	20131128
104832	33 G/07	51.39	16	28	20051129	20131128
104833	33 G/07	51.39	16	29	20051129	20131128
104834	33 G/07	51.39	16	30	20051129	20131128
104835	33 G/07	51.38	17	20	20051129	20131128
104836	33 G/07	51.38	17	21	20051129	20131128
104837	33 G/07	51.38	17	22	20051129	20131128
104838	33 G/07	51.38	17	23	20051129	20131128
104839	33 G/07	51.38	17	24	20051129	20131128
104840	33 G/07	51.38	17	25	20051129	20131128
104841	33 G/07	51.38	17	26	20051129	20131128
104842	33 G/07	51.38	17	27	20051129	20131128
104843	33 G/07	51.38	17	28	20051129	20131128
104844	33 G/07	51.38	17	29	20051129	20131128
104845	33 G/07	51.38	17	30	20051129	20131128
104846	33 G/07	51.37	18	15	20051129	20131128
104847	33 G/07	51.37	18	16	20051129	20131128
104848	33 G/07	51.37	18	17	20051129	20131128
104849	33 G/07	51.37	18	18	20051129	20131128

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
104850	33 G/07	51.37	18	19	20051129	20131128
104851	33 G/07	51.37	18	20	20051129	20131128
104852	33 G/07	51.37	18	21	20051129	20131128
104853	33 G/07	51.37	18	22	20051129	20131128
104854	33 G/07	51.37	18	23	20051129	20131128
104855	33 G/07	51.37	18	24	20051129	20131128
104856	33 G/07	51.36	19	10	20051129	20131128
104857	33 G/07	51.36	19	11	20051129	20131128
104858	33 G/07	51.36	19	12	20051129	20131128
104859	33 G/07	51.36	19	13	20051129	20131128
104860	33 G/07	51.36	19	14	20051129	20131128
104861	33 G/07	51.36	19	15	20051129	20131128
104862	33 G/07	51.36	19	16	20051129	20131128
104863	33 G/07	51.36	19	17	20051129	20131128
104864	33 G/07	51.36	19	18	20051129	20131128
104865	33 G/07	51.35	20	1	20051129	20131128
104866	33 G/07	51.35	20	2	20051129	20131128
104867	33 G/07	51.35	20	3	20051129	20131128
104868	33 G/07	51.35	20	4	20051129	20131128
104869	33 G/07	51.35	20	5	20051129	20131128
104870	33 G/07	51.35	20	6	20051129	20131128
104871	33 G/07	51.35	20	7	20051129	20131128
104872	33 G/07	51.35	20	8	20051129	20131128
104873	33 G/07	51.35	20	9	20051129	20131128
104874	33 G/07	51.35	20	10	20051129	20131128
104875	33 G/07	51.35	20	11	20051129	20131128
104876	33 G/07	51.35	20	12	20051129	20131128
104877	33 G/07	51.35	20	13	20051129	20131128
104878	33 G/07	51.35	20	14	20051129	20131128
104879	33 G/07	51.35	20	15	20051129	20131128
104880	33 G/07	51.35	20	16	20051129	20131128
104881	33 G/07	51.35	20	17	20051129	20131128
104882	33 G/07	51.35	20	18	20051129	20131128
104883	33 G/07	51.34	21	1	20051129	20131128
104884	33 G/07	51.34	21	2	20051129	20131128
104885	33 G/07	51.34	21	3	20051129	20131128
104886	33 G/07	51.34	21	4	20051129	20131128
104887	33 G/07	51.34	21	5	20051129	20131128
104888	33 G/07	51.34	21	6	20051129	20131128
104889	33 G/07	51.34	21	7	20051129	20131128
104890	33 G/07	51.34	21	8	20051129	20131128
104891	33 G/07	51.33	22	1	20051129	20131128
104892	33 G/07	51.33	22	2	20051129	20131128
104893	33 G/07	51.33	22	3	20051129	20131128
104894	33 G/07	51.33	22	4	20051129	20131128
104895	33 G/07	51.39	16	31	20051129	20131128
104896	33 G/07	51.38	17	31	20051129	20131128
1082884	33 G/06	51.30	25	50	20020610	20140609
1082885	33 G/06	51.30	25	51	20020610	20140609
1082886	33 G/06	51.30	25	52	20020610	20140609
1082887	33 G/06	51.30	25	53	20020610	20140609
1082888	33 G/06	51.30	25	54	20020610	20140609
1082889	33 G/06	51.30	25	55	20020610	20140609
1082890	33 G/06	51.30	25	56	20020610	20140609
1082891	33 G/06	51.29	26	48	20020610	20140609
1082892	33 G/06	51.29	26	49	20020610	20140609

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
1082893	33 G/06	51.29	26	50	20020610	20140609
1082894	33 G/06	51.29	26	51	20020610	20140609
1082895	33 G/06	51.29	26	52	20020610	20124609
1095863	33 G/06	3.83	25	47	20020610	20140609
1095864	33 G/06	51.30	25	48	20020610	20140609
1095865	33 G/06	51.30	25	49	20020610	20140609
1095866	33 G/06	51.27	28	29	20020610	20140609
1095867	33 G/06	51.27	28	30	20020610	20140609
1095868	33 G/06	51.27	28	31	20020610	20140609
1095869	33 G/06	51.27	28	32	20020610	20140609
1095870	33 G/06	51.27	28	33	20020610	20140609
1095871	33 G/06	51.27	28	34	20020610	20140609
1095872	33 G/06	51.27	28	35	20020610	20140609
1095873	33 G/06	51.27	28	36	20020610	20140609
1095874	33 G/06	51.27	28	37	20020610	20140609
1095875	33 G/06	51.27	28	38	20020610	20140609
1105286	33 G/06	51.26	29	20	20021119	20121118
1105287	33 G/06	51.26	29	21	20021119	20121118
1105288	33 G/06	51.26	29	22	20021119	20121118
1105289	33 G/06	51.26	29	23	20021119	20121118
1105290	33 G/06	51.26	29	24	20021119	20121118
1105291	33 G/06	51.26	29	25	20021119	20121118
1105292	33 G/06	51.26	29	26	20021119	20121118
1105293	33 G/06	51.26	29	27	20021119	20121118
1105294	33 G/06	51.26	29	28	20021119	20121118
1105295	33 G/06	51.25	30	20	20021119	20121118
1105296	33 G/06	51.25	30	21	20021119	20121118
1105297	33 G/06	51.25	30	22	20021119	20121118
1105298	33 G/06	51.25	30	23	20021119	20121118
1105299	33 G/06	51.25	30	24	20021119	20121118
1105300	33 G/06	51.25	30	25	20021119	20121118
1105301	33 G/06	51.25	30	26	20021119	20121118
1105302	33 G/06	51.25	30	27	20021119	20121118
1105303	33 G/06	51.25	30	28	20021119	20121118
1105304	33 G/06	51.27	28	24	20021119	20121118
1105307	33 G/06	51.27	28	26	20021119	20121118
1105308	33 G/06	51.27	28	27	20021119	20121118
1105309	33 G/06	51.27	28	28	20021119	20121118
1131924	33 G/06	51.27	28	25	20021119	20121118
2139852	33 G/11	51.24	1	20	20071213	20131212
2139853	33 G/11	51.24	1	21	20071213	20131212
2139854	33 G/11	51.24	1	22	20071213	20131212
2139855	33 G/11	51.24	1	23	20071213	20131212
2139856	33 G/11	51.24	1	24	20071213	20131212
2139857	33 G/11	51.24	1	25	20071213	20131212
2139858	33 G/11	51.24	1	26	20071213	20131212
2139859	33 G/11	51.23	2	20	20071213	20131212
2139860	33 G/11	51.23	2	21	20071213	20131212
2139861	33 G/11	51.23	2	22	20071213	20131212
2139862	33 G/11	51.23	2	23	20071213	20131212
2139863	33 G/11	51.23	2	24	20071213	20131212
2139864	33 G/11	51.23	2	25	20071213	20131212
2139865	33 G/11	51.23	2	26	20071213	20131212
2139866	33 G/11	51.23	2	27	20071213	20131212
2139867	33 G/11	51.23	2	28	20071213	20131212
2139868	33 G/11	51.22	3	27	20071213	20131212

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
2139869	33 G/11	51.22	3	28	20071213	20131212
2139870	33 G/11	51.22	3	29	20071213	20131212
2154154	33 G/06	51.25	30	18	20080522	20140521
2154155	33 G/06	51.25	30	19	20080522	20140521
2154156	33 G/11	51.24	1	16	20080522	20140521
2154157	33 G/11	51.24	1	17	20080522	20140521
2154158	33 G/11	51.24	1	18	20080522	20140521
2154159	33 G/11	51.24	1	19	20080522	20140521
2154160	33 G/11	51.23	2	13	20080522	20140521
2154161	33 G/11	51.23	2	14	20080522	20140521
2154162	33 G/11	51.23	2	15	20080522	20140521
2154163	33 G/11	51.23	2	16	20080522	20140521
2154164	33 G/11	51.23	2	17	20080522	20140521
2154165	33 G/11	51.23	2	18	20080522	20140521
2154166	33 G/11	51.23	2	19	20080522	20140521
2171230	33 G/06	51.31	24	52	20080908	20120907
2171231	33 G/06	51.31	24	53	20080908	20120907
2171232	33 G/06	51.31	24	54	20080908	20120907
2171233	33 G/06	51.31	24	55	20080908	20120907
2171234	33 G/06	51.31	24	56	20080908	20120907
2171235	33 G/06	51.31	24	57	20080908	20120907
2171236	33 G/06	51.31	24	58	20080908	20120907
2171237	33 G/06	51.31	24	59	20080908	20120907
2171238	33 G/06	51.30	25	57	20080908	20120907
2171239	33 G/06	51.30	25	58	20080908	20120907
2171240	33 G/06	51.29	26	53	20080908	20120907
2171241	33 G/06	51.29	26	54	20080908	20120907
2171242	33 G/06	51.29	26	55	20080908	20120907
2171243	33 G/06	51.29	26	56	20080908	20120907
2171244	33 G/06	51.29	26	57	20080908	20120907
2171445	33 G/06	51.32	23	60	20080910	20120909
2171446	33 G/06	51.31	24	60	20080910	20120909
2171447	33 G/06	51.30	25	59	20080910	20120909
2171448	33 G/06	51.30	25	60	20080910	20120909
2171449	33 G/06	51.29	26	58	20080910	20120909
2171450	33 G/06	51.29	26	59	20080910	20120909
2171451	33 G/06	51.29	26	60	20080910	20120909
2185812	33 G/07	51.36	19	19	20090728	20130727
2185813	33 G/07	51.36	19	20	20090728	20130727
2185814	33 G/07	51.36	19	21	20090728	20130727
2185815	33 G/07	51.35	20	19	20090728	20130727
2185816	33 G/07	51.35	20	20	20090728	20130727
2185817	33 G/07	51.35	20	21	20090728	20130727
2185818	33 G/11	51.21	4	11	20090728	20130727
2185819	33 G/11	51.21	4	12	20090728	20130727
2185820	33 G/11	51.21	4	13	20090728	20130727
2185821	33 G/11	51.21	4	14	20090728	20130727
2185822	33 G/11	51.21	4	15	20090728	20130727
2185823	33 G/11	51.21	4	16	20090728	20130727
2185824	33 G/11	51.21	4	17	20090728	20130727
2185825	33 G/11	51.21	4	18	20090728	20130727
2185826	33 G/11	51.21	4	19	20090728	20130727
2186108	33 G/05	51.27	28	50	20090729	20130728
2186109	33 G/05	51.27	28	52	20090729	20130728
2186110	33 G/05	51.27	28	53	20090729	20130728
2186111	33 G/05	51.27	28	54	20090729	20130728

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
2186112	33 G/05	51.27	28	55	20090729	20130728
2186113	33 G/05	51.27	28	57	20090729	20130728
2186114	33 G/05	51.27	28	59	20090729	20130728
2186115	33 G/05	51.26	29	49	20090729	20130728
2186116	33 G/05	51.26	29	50	20090729	20130728
2186117	33 G/05	51.26	29	51	20090729	20130728
2186118	33 G/05	51.26	29	52	20090729	20310728
2186119	33 G/05	51.26	29	53	20090729	20130728
2186120	33 G/05	51.26	29	55	20090729	20130728
2186121	33 G/05	51.26	29	56	20090729	20130728
2186122	33 G/05	51.26	29	57	20090729	20130728
2186123	33 G/05	51.26	29	58	20090729	20130728
2186124	33 G/05	51.26	29	59	20090729	20130728
2186125	33 G/05	51.25	30	49	20090729	20130728
2186126	33 G/05	51.25	30	50	20090729	20130728
2186127	33 G/05	51.25	30	51	20090729	20130728
2186128	33 G/05	51.25	30	52	20090729	20130728
2186129	33 G/05	51.25	30	53	20090729	20130728
2186130	33 G/05	51.25	30	54	20090729	20130728
2186131	33 G/05	51.25	30	55	20090729	20130728
2186132	33 G/05	51.25	30	56	20090729	20130728
2186133	33 G/05	51.25	30	57	20090729	20130728
2186134	33 G/05	51.25	30	58	20090729	20130728
2186135	33 G/05	51.25	30	59	20090729	20130728
2186136	33 G/05	51.25	30	60	20090729	20130728
2186137	33 G/12	51.24	1	49	20090729	20130728
2186138	33 G/12	51.24	1	50	20090729	20130728
2186139	33 G/12	51.24	1	51	20090729	20130728
2186140	33 G/12	51.24	1	52	20090729	20130728
2186141	33 G/12	51.24	1	53	20090729	20130728
2186142	33 G/12	51.24	1	54	20090729	20130728
2186143	33 G/12	51.24	1	55	20090729	20130728
2186144	33 G/12	51.24	1	56	20090729	20130728
2186145	33 G/12	51.24	1	57	20090729	20130728
2186146	33 G/12	51.24	1	58	20090729	20130728
2186147	33 G/12	51.24	1	59	20090729	20130728
2186148	33 G/12	51.24	1	60	20090729	20130728
2186149	33 G/06	51.29	26	22	20090729	20130728
2186150	33 G/06	51.29	26	23	20090729	20130728
2186151	33 G/06	51.29	26	24	20090729	20130728
2186152	33 G/06	51.29	26	25	20090729	20130728
2186153	33 G/06	51.29	26	26	20090729	20130728
2186154	33 G/06	51.28	27	20	20090729	20130728
2186155	33 G/06	51.28	27	21	20090729	20130728
2186156	33 G/06	51.28	27	22	20090729	20130728
2186157	33 G/06	51.28	27	23	20090729	20130728
2186158	33 G/06	51.28	27	24	20090729	20130728
2186159	33 G/06	51.27	28	14	20090729	20130728
2186160	33 G/06	51.27	28	15	20090729	20130728
2186161	33 G/06	51.27	28	16	20090729	20130728
2186162	33 G/06	51.27	28	17	20090729	20130728
2186163	33 G/06	51.27	28	18	20090729	20130728
2186164	33 G/06	51.27	28	19	20090729	20130728
2186165	33 G/06	51.27	28	20	20090729	20130728
2186166	33 G/06	51.27	28	21	20090729	20130728
2186167	33 G/06	51.27	28	22	20090729	20130728

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
2186168	33 G/06	51.27	28	23	20090729	20130728
2186169	33 G/06	51.26	29	12	20090729	20130728
2186170	33 G/06	51.26	29	13	20090729	20130728
2186171	33 G/06	51.26	29	15	20090729	20130728
2186172	33 G/06	51.26	29	16	20090729	20130728
2186173	33 G/06	51.26	29	17	20090729	20130728
2186174	33 G/06	51.26	29	18	20090729	20130728
2186175	33 G/06	51.25	30	1	20090729	20130728
2186176	33 G/06	51.25	30	2	20090729	20130728
2186177	33 G/06	51.25	30	3	20090729	20130728
2186178	33 G/06	51.25	30	4	20090729	20130728
2186179	33 G/06	51.25	30	5	20090729	20130728
2186180	33 G/06	51.25	30	6	20090729	20130728
2186181	33 G/06	51.25	30	7	20090729	20130728
2186182	33 G/06	51.25	30	8	20090729	20130728
2186183	33 G/06	51.25	30	9	20090729	20130728
2186184	33 G/06	51.25	30	10	20090729	20130728
2186185	33 G/06	51.25	30	11	20090729	20130728
2186186	33 G/06	51.25	30	12	20090729	20130728
2186187	33 G/06	51.25	30	13	20090729	20130728
2186188	33 G/06	51.25	30	14	20090729	20130728
2186189	33 G/06	51.25	30	15	20090729	20130728
2186190	33 G/06	51.25	30	16	20090729	20130728
2186191	33 G/11	51.24	1	1	20090729	20130728
2186192	33 G/11	51.24	1	2	20090729	20130728
2186193	33 G/11	51.24	1	3	20090729	20130728
2186194	33 G/11	51.24	1	4	20090729	20130728
2186195	33 G/11	51.24	1	6	20090729	20130728
2186196	33 G/11	51.24	1	7	20090729	20130728
2186197	33 G/11	51.24	1	9	20090729	20130728
2186198	33 G/11	51.24	1	10	20090729	20130728
2186199	33 G/11	51.24	1	12	20090729	20130728
2186200	33 G/11	51.24	1	13	20090729	20130728
2186201	33 G/11	51.24	1	14	20090729	20130728
2186202	33 G/11	51.23	2	2	20090729	20130728
2186203	33 G/11	51.23	2	3	20090729	20130728
2186204	33 G/11	51.23	2	4	20090729	20130728
2186205	33 G/11	51.23	2	5	20090729	20130728
2186206	33 G/11	51.23	2	6	20090729	20130728
2186207	33 G/11	51.23	2	7	20090729	20130728
2186208	33 G/11	51.23	2	10	20090729	20130728
2186209	33 G/11	51.23	2	11	20090729	20130728
2186210	33 G/11	51.23	2	12	20090729	20130728
2186211	33 G/11	51.22	3	5	20090729	20130728
2186212	33 G/11	51.22	3	6	20090729	20130728
2186213	33 G/11	51.22	3	7	20090729	20130728
2186214	33 G/11	51.22	3	8	20090729	20130728
2186215	33 G/11	51.22	3	9	20090729	20130728
2186216	33 G/11	51.22	3	10	20090729	20130728
2186217	33 G/11	51.22	3	11	20090729	20130728
2186218	33 G/11	51.22	3	12	20090729	20130728
2186219	33 G/11	51.22	3	13	20090729	20130728
2186220	33 G/11	51.22	3	14	20090729	20130728
2186221	33 G/11	51.22	3	15	20090729	20130728
2186222	33 G/11	51.22	3	16	20090729	20130728
2186223	33 G/11	51.22	3	17	20090729	20130728

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
2186224	33 G/11	51.22	3	18	20090729	20130728
2186225	33 G/11	51.22	3	19	20090729	20130728
2186226	33 G/11	51.21	4	5	20090729	20130728
2186227	33 G/11	51.21	4	6	20090729	20130728
2186228	33 G/11	51.21	4	7	20090729	20130728
2186229	33 G/11	51.21	4	8	20090729	20130728
2186230	33 G/11	51.21	4	9	20090729	20130728
2186231	33 G/11	51.21	4	10	20090729	20130728
2192885	33 G/05	51.27	28	46	20091028	20131027
2192886	33 G/05	51.27	28	47	20091028	20131027
2192887	33 G/05	51.27	28	48	20091028	20131027
2192888	33 G/05	51.26	29	46	20091028	20131027
2192889	33 G/05	51.26	29	47	20091028	20131027
2192890	33 G/05	51.26	29	48	20091028	20131027
2193183	33 G/05	51.30	26	30	20091102	20131101
2193184	33 G/05	51.29	26	31	20091102	20131101
2193185	33 G/05	51.29	26	32	20091102	20131101
2193186	33 G/05	51.29	26	33	20091102	20131101
2193187	33 G/05	51.29	26	34	20091102	20131101
2193188	33 G/05	51.29	26	35	20091102	20131101
2193189	33 G/05	51.29	26	36	20091102	20131101
2193190	33 G/05	51.29	27	30	20091102	20131101
2193191	33 G/05	51.28	27	31	20091102	20131101
2193192	33 G/05	51.28	27	32	20091102	20131101
2193193	33 G/05	51.28	27	33	20091102	20131101
2193194	33 G/05	51.28	27	34	20091102	20131101
2193195	33 G/05	51.28	27	35	20091102	20131101
2193196	33 G/05	51.28	27	36	20091102	20131101
2193197	33 G/05	51.28	27	37	20091102	20131101
2193198	33 G/05	51.28	27	38	20091102	20131101
2193199	33 G/05	51.28	27	39	20091102	20131101
2193200	33 G/05	51.28	27	40	20091102	20131101
2193201	33 G/05	51.28	27	41	20091102	20131101
2193202	33 G/05	51.28	27	42	20091102	20131101
2193203	33 G/05	51.28	27	43	20091102	20131101
2193204	33 G/05	51.27	28	37	20091102	20131101
2193205	33 G/05	51.27	28	38	20091102	20131101
2193206	33 G/05	51.27	28	39	20091102	20131101
2193207	33 G/05	51.27	28	40	20091102	20131101
2193208	33 G/05	51.27	28	41	20091102	20131101
2193209	33 G/05	51.27	28	42	20091102	20131101
2193210	33 G/05	51.27	28	43	20091102	20131101
2193211	33 G/05	51.27	28	44	20091102	20131101
2193212	33 G/05	51.27	28	45	20091102	20131101
2193213	33 G/05	51.26	29	43	20091102	20131101
2193214	33 G/05	51.26	29	44	20091102	20131101
2193215	33 G/05	51.26	29	45	20091102	20131101
2193216	33 G/05	51.25	30	46	20091102	20131101
2193217	33 G/05	51.25	30	47	20091102	20131101
2193218	33 G/05	51.25	30	48	20091102	20131101
22081	33 G/06	51.30	25	30	20040406	20140405
22082	33 G/06	51.29	26	27	20040406	20140405
22083	33 G/06	51.29	26	28	20040406	20140405
22084	33 G/06	51.29	26	29	20040406	20140405
22085	33 G/06	51.29	26	30	20040406	20140405
22086	33 G/06	51.28	27	25	20040406	20140405

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
22087	33 G/06	51.28	27	26	20040406	20140405
22088	33 G/06	51.28	27	27	20040406	20140405
22089	33 G/06	51.28	27	28	20040406	20140405
22090	33 G/06	51.28	27	29	20040406	20140405
22091	33 G/06	51.28	27	30	20040406	20140405
22092	33 G/06	51.31	24	39	20040406	20140405
22093	33 G/06	51.31	24	40	20040406	20140405
22094	33 G/06	51.31	24	41	20040406	20140405
22095	33 G/06	51.31	24	42	20040406	20140405
22096	33 G/06	51.31	24	43	20040406	20140405
22097	33 G/06	51.31	24	44	20040406	20140405
22098	33 G/06	51.31	24	45	20040406	20140405
22099	33 G/06	51.31	24	46	20040406	20140405
22100	33 G/06	51.31	24	47	20040406	20140405
22101	33 G/06	51.31	24	48	20040406	20140405
22102	33 G/06	51.31	24	49	20040406	20140405
22103	33 G/06	51.30	25	31	20040406	20140405
22104	33 G/06	51.30	25	32	20040406	20140405
22105	33 G/06	51.30	25	33	20040406	20140405
22106	33 G/06	51.30	25	34	20040406	20140405
22107	33 G/06	51.30	25	35	20040406	20140405
22108	33 G/06	51.30	25	36	20040406	20140405
22109	33 G/06	51.30	25	37	20040406	20140405
22110	33 G/06	51.30	25	38	20040406	20140405
22111	33 G/06	51.30	25	39	20040406	20140405
22112	33 G/06	51.30	25	40	20040406	20140405
22113	33 G/06	51.30	25	41	20040406	20140405
22114	33 G/06	51.30	25	42	20040406	20140405
22115	33 G/06	51.30	25	43	20040406	20140405
22116	33 G/06	51.30	25	44	20040406	20140405
22117	33 G/06	51.30	25	45	20040406	20140405
22118	33 G/06	51.30	25	46	20040406	20140405
22119	33 G/06	51.29	26	31	20040406	20140405
22120	33 G/06	51.29	26	32	20040406	20140405
22121	33 G/06	51.29	26	33	20040406	20140405
22122	33 G/06	51.29	26	34	20040406	20140405
22123	33 G/06	51.29	26	35	20040406	20140405
22124	33 G/06	51.29	26	36	20040406	20140405
22125	33 G/06	51.29	26	37	20040406	20140405
22126	33 G/06	51.29	26	38	20040406	20140405
22127	33 G/06	51.29	26	39	20040406	20140405
22128	33 G/06	51.29	26	40	20040406	20140405
22129	33 G/06	51.29	26	41	20040406	20140405
22130	33 G/06	51.29	26	42	20040406	20140405
22131	33 G/06	51.29	26	43	20040406	20140405
22132	33 G/06	51.29	26	44	20040406	20140405
22133	33 G/06	51.29	26	45	20040406	20140405
22134	33 G/06	51.28	27	31	20040406	20140405
22135	33 G/06	51.28	27	32	20040406	20140405
22136	33 G/06	51.28	27	33	20040406	20140405
22137	33 G/06	51.28	27	34	20040406	20140405
22138	33 G/06	51.28	27	35	20040406	20140405
22139	33 G/06	51.28	27	36	20040406	20140405
22140	33 G/06	51.28	27	37	20040406	20140405
22141	33 G/06	51.28	27	38	20040406	20140405
22142	33 G/06	51.28	27	39	20040406	20140405

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
22143	33 G/06	51.28	27	40	20040406	20140405
22144	33 G/06	47.47	25	47	20040406	20140405
2225572	33 G/05	51.27	28	49	20100503	20140502
2225573	33 G/05	51.27	28	51	20100503	20140502
2225574	33 G/05	51.27	28	56	20100503	20140502
2225575	33 G/05	51.27	28	58	20100503	20140502
2225576	33 G/05	51.26	29	54	20100503	20140502
2225577	33 G/06	51.26	29	11	20100503	20140502
2225578	33 G/06	51.26	29	14	20100503	20140502
2225579	33 G/06	51.25	30	17	20100503	20140502
2225580	33 G/11	51.24	1	5	20100503	20140502
2225581	33 G/11	51.24	1	8	20100503	20140502
2225582	33 G/11	51.24	1	11	20100503	20140502
2227471	33 G/11	51.22	3	20	20100504	20140503
2227472	33 G/11	51.22	3	21	20100504	20140503
2227473	33 G/11	51.22	3	22	20100504	20140503
2227474	33 G/11	51.22	3	23	20100504	20140503
2227475	33 G/11	51.22	3	24	20100504	20140503
2227476	33 G/11	51.22	3	25	20100504	20140503
2227477	33 G/11	51.22	3	26	20100504	20140503
2227478	33 G/11	51.21	4	20	20100504	20140503
2227479	33 G/11	51.21	4	21	20100504	20140503
2227480	33 G/11	51.21	4	22	20100504	20140503
2227481	33 G/11	51.21	4	23	20100504	20140503
2227482	33 G/11	51.21	4	24	20100504	20140503
2227483	33 G/11	51.21	4	25	20100504	20140503
2227484	33 G/11	51.21	4	26	20100504	20140503
2227485	33 G/11	51.21	4	27	20100504	20140503
2227486	33 G/11	51.21	4	28	20100504	20140503
2227487	33 G/11	51.21	4	29	20100504	20140503
2227488	33 G/11	51.20	5	23	20100504	20140503
2227489	33 G/11	51.20	5	24	20100504	20140503
2227490	33 G/11	51.20	5	25	20100504	20140503
2235743	33 G/06	51.28	27	51	20100601	20140531
2235744	33 G/06	51.28	27	52	20100601	20140531
2235745	33 G/06	51.28	27	53	20100601	20140531
2235852	33 G/06	51.28	27	41	20100602	20140601
2235853	33 G/06	51.28	27	50	20100602	20140601
2236230	33 G/11	51.20	5	10	20100603	20140602
2236231	33 G/11	51.20	5	11	20100603	20140602
2236232	33 G/11	51.20	5	12	20100603	20140602
2236233	33 G/11	51.20	5	13	20100603	20140602
2236234	33 G/11	51.20	5	14	20100603	20140602
2236235	33 G/11	51.20	5	15	20100603	20140602
2236236	33 G/11	51.20	5	16	20100603	20140602
2236237	33 G/11	51.20	5	17	20100603	20140602
2236238	33 G/11	51.20	5	18	20100603	20140602
2236239	33 G/11	51.20	5	19	20100603	20140602
2236240	33 G/11	51.20	5	20	20100603	20140602
2236241	33 G/11	51.20	5	21	20100603	20140602
2236242	33 G/11	51.20	5	22	20100603	20140602
2236243	33 G/11	51.19	6	13	20100603	20140602
2236244	33 G/11	51.19	6	14	20100603	20140602
2236245	33 G/11	51.19	6	15	20100603	20140602
2236246	33 G/11	51.19	6	16	20100603	20140602
2236247	33 G/11	51.19	6	17	20100603	20140602

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
2236248	33 G/11	51.19	6	18	20100603	20140602
2236249	33 G/11	51.18	7	13	20100603	20140602
2236250	33 G/11	51.18	7	14	20100603	20140602
2236251	33 G/11	51.18	7	15	20100603	20140602
2236252	33 G/11	51.18	7	16	20100603	20140602
2236253	33 G/11	51.18	7	17	20100603	20140602
2238479	33 G/06	51.26	29	19	20100621	20140620
2239426	33 G/06	51.28	27	45	20100705	20120704
2241020	33 G/11	51.23	2	8	20100716	20120715
2243299	33 G/06	51.29	26	46	20100728	20120727
2243300	33 G/06	51.29	26	47	20100728	20120727
2243301	33 G/06	51.28	27	46	20100728	20120727
2243302	33 G/06	51.28	27	47	20100728	20120727
2243303	33 G/06	51.28	27	48	20100728	20120727
2243304	33 G/06	51.28	27	49	20100728	20120727
2245238	33 G/11	51.24	1	15	20100812	20120811
2245239	33 G/11	51.23	2	9	20100812	20120811
2245265	33 G/11	51.23	2	1	20100812	20120811
2245267	33 G/11	51.22	3	1	20100812	20120811
2245268	33 G/11	51.22	3	2	20100812	20120811
2245270	33 G/11	51.22	3	3	20100812	20120811
2245272	33 G/11	51.22	3	4	20100812	20120811
2245274	33 G/11	51.21	4	1	20100812	20120811
2245276	33 G/11	51.21	4	2	20100812	20120811
2245278	33 G/11	51.21	4	3	20100812	20120811
2245280	33 G/11	51.21	4	4	20100812	20120811
2245282	33 G/11	51.20	5	1	20100812	20120811
2245284	33 G/11	51.20	5	2	20100812	20120811
2245286	33 G/11	51.20	5	3	20100812	20120811
2245288	33 G/11	51.20	5	4	20100812	20120811
2245290	33 G/11	51.20	5	5	20100812	20120811
2245292	33 G/11	51.20	5	6	20100812	20120811
2245294	33 G/11	51.20	5	7	20100812	20120811
2245295	33 G/11	51.20	5	8	20100812	20120811
2245296	33 G/11	51.20	5	9	20100812	20120811
2245297	33 G/11	51.19	6	3	20100812	20120811
2245298	33 G/11	51.19	6	4	20100812	20120811
2245299	33 G/11	51.19	6	5	20100812	20120811
2245300	33 G/11	51.19	6	6	20100812	20120811
2245301	33 G/11	51.19	6	7	20100812	20120811
2245302	33 G/11	51.19	6	8	20100812	20120811
2245303	33 G/11	51.19	6	9	20100812	20120811
2245304	33 G/11	51.19	6	10	20100812	20120811
2245305	33 G/11	51.19	6	11	20100812	20120811
2245306	33 G/11	51.19	6	12	20100812	20120811
2245307	33 G/11	51.18	7	5	20100812	20120811
2245308	33 G/11	51.18	7	6	20100812	20120811
2245309	33 G/11	51.18	7	7	20100812	20120811
2245310	33 G/11	51.18	7	8	20100812	20120811
2245311	33 G/11	51.18	7	9	20100812	20120811
2245312	33 G/11	51.18	7	10	20100812	20120811
2245313	33 G/11	51.18	7	11	20100812	20120811
2245314	33 G/11	51.18	7	12	20100812	20120811
2245315	33 G/11	51.17	8	7	20100812	20120811
2245316	33 G/11	51.17	8	8	20100812	20120811
2245317	33 G/11	51.17	8	9	20100812	20120811

Claim No	NTS	Surface (ha)	Row	Column	Recording Date	Expiration Date
2245318	33 G/11	51.17	8	10	20100812	20120811
2245319	33 G/11	51.17	8	11	20100812	20120811
2245320	33 G/11	51.17	8	12	20100812	20120811
2245321	33 G/12	51.24	1	48	20100812	20120811
2245322	33 G/12	51.23	2	48	20100812	20120811
2245323	33 G/12	51.23	2	49	20100812	20120811
2245324	33 G/12	51.23	2	50	20100812	20120811
2245325	33 G/12	51.23	2	51	20100812	20120811
2245326	33 G/12	51.23	2	52	20100812	20120811
2245327	33 G/12	51.23	2	53	20100812	20120811
2245328	33 G/12	51.23	2	54	20100812	20120811
2245329	33 G/12	51.23	2	55	20100812	20120811
2245330	33 G/12	51.23	2	56	20100812	20120811
2245331	33 G/12	51.23	2	57	20100812	20120811
2245332	33 G/12	51.23	2	58	20100812	20120811
2245333	33 G/12	51.23	2	59	20100812	20120811
2245334	33 G/12	51.23	2	60	20100812	20120811
2245335	33 G/12	51.22	3	48	20100812	20120811
2245336	33 G/12	51.22	3	49	20100812	20120811
2245337	33 G/12	51.22	3	50	20100812	20120811
2245338	33 G/12	51.22	3	51	20100812	20120811
2245339	33 G/12	51.22	3	52	20100812	20120811
2245340	33 G/12	51.22	3	53	20100812	20120811
2245341	33 G/12	51.22	3	54	20100812	20120811
2245342	33 G/12	51.22	3	55	20100812	20120811
2245343	33 G/12	51.22	3	56	20100812	20120811
2245344	33 G/12	51.22	3	57	20100812	20120811
2245345	33 G/12	51.22	3	58	20100812	20120811
2245346	33 G/12	51.22	3	59	20100812	20120811
2245347	33 G/12	51.22	3	60	20100812	20120811
2245348	33 G/12	51.21	4	48	20100812	20120811
2245349	33 G/12	51.21	4	49	20100812	20120811
2245350	33 G/12	51.21	4	50	20100812	20120811
2245351	33 G/12	51.21	4	51	20100812	20120811
2245352	33 G/12	51.21	4	52	20100812	20120811
2245353	33 G/12	51.21	4	53	20100812	20120811
2245354	33 G/12	51.21	4	54	20100812	20120811
2245355	33 G/12	51.21	4	55	20100812	20120811
2245356	33 G/12	51.21	4	56	20100812	20120811
2245357	33 G/12	51.21	4	57	20100812	20120811
2245358	33 G/12	51.21	4	58	20100812	20120811
2245359	33 G/12	51.21	4	59	20100812	20120811
2245360	33 G/12	51.21	4	60	20100812	20120811
2245361	33 G/12	51.20	5	55	20100812	20120811
2245362	33 G/12	51.20	5	56	20100812	20120811
2245363	33 G/12	51.20	5	57	20100812	20120811
2245364	33 G/12	51.20	5	58	20100812	20120811
2245365	33 G/12	51.20	5	59	20100812	20120811
2245366	33 G/12	51.20	5	60	20100812	20120811

Appendix 2 : Légende générale de la carte géologique (extract of MB96-28)

Gouvernement du Québec
Ministère des Ressources naturelles
Direction de la géologie

Légende générale de la carte géologique

- Édition revue et augmentée -

Kamal N.M. Sharma
coordonnateur

SIGÉOM
Système d'information géominière du Québec



SÉRIE DES MANUSCRITS BRUTS

MB 96-28

Tableau 5 — Roches felsiques / acides

ROCHES FELSIQUES / ACIDES 1					
I1	**ROCHES INTRUSIVES FELSIQUES**			**ROCHES VOLCANIQUES FELSIQUES**	**V1**
I1A	Granite à feldspath alcalin	←	→	Rhyolite à feldspath alcalin	**V1A**
I1B	Granite	←	→	Rhyolite	**V1B**
I1C	Granodiorite	←	→	Rhyodacite	**V1C**
I1D	Tonalite	←	→	Dacite	**V1D**
I1E	Trondhjémite			Rhyolite comenditique	**V1BC**
I1F	Aplite			Rhyolite pantelléritique	**V1BP**
I1G	Pegmatite (granitique)			Trachydacite	**V1E**
I1H	Granophyre				
I1I	Granitoïde riche en quartz				
I1J	Quartzolite (silexite)				
I1K	Alaskite				
I1L	Syéno-granite				
I1M	Monzo-granite				
I1N	Filon / veine de quartz				
I1O	Granite à feldspath alcalin avec hypersthène (charnockite à feldspath alcalin)				
I1P	Granite à hypersthène (charnockite)				
I1Q	Syéno-granite à hypersthène				
I1R	Monzo-granite à hypersthène (farsundite)				
I1S	Granodiorite à hypersthène (opdalite ou charno-enderbite				
I1T	Tonalite à hypersthène (enderbite)				

←→ indique les termes intrusifs et volcaniques équivalents

Tableau 6 — Roches intermédiaires

ROCHES INTERMÉDIAIRES 2				
I2	**ROCHES INTRUSIVES INTERMÉDIAIRES**		**ROCHES VOLCANIQUES INTERMÉDIAIRES**	**V2**
I2A	Syénite quartzifère à feldspath alcalin	←→	Trachyte quartzifère à feldspath alcalin	**V2A**
I2B	Syénite à feldspath alcalin	←→	Trachyte à feldspath alcalin	**V2B**
I2C	Syénite quartzifère	←→	Trachyte quartzifère	**V2C**
I2D	Syénite	←→	Trachyte	**V2D**
I2E	Monzonite quartzifère	←→	Latite quartzifère	**V2E**
I2F	Monzonite	←→	Latite	**V2FL**
I2G	Monzodiorite quartzifère	←→	(Andésite)	**(V2J)**
I2H	Monzodiorite	←→	(Andésite)	**(V2J)**
I2I	Diorite quartzifère	←→	(Andésite)	**(V2J)**
I2J	Diorite	←→	Andésite	**V2J**
I2K	Monzosyénite		Icelandite	**V2JI**
I2BR	Syénite foïdifère à feldspath alcalin		Trachyte foïdifère à feldspath alcalin	**V2BR**
I2DR	Syénite foïdifère		Trachyte foïdifère	**V2DR**
I2DF	Syénite foïdique		Phonolite	**V2G**
I2KF	Monzosyénite foïdique		Phonolite téphritique	**V2GT**
I2FR	Monzonite foïdifère		Latite foïdifère	**V2LR**
I2HR	Monzodiorite foïdifère		Trachyandesite	**V2F**
I2HF	Monzodiorite foïdique		Benmoreïte	**V2FB**
I2JR	Diorite foïdifère		Trachyte comenditique	**V2DC**
I2JF	Diorite foïdique		Trachyte pantelléritique	**V2DP**
I2M	Syénite à feldspath alcalin avec hypersthène			
I2N	Syénite à hypersthène			
I2O	Monzonite à hypersthène (mangérite)			
I2P	Monzodiorite à hypersthène (jotunite)			
I2Q	Diorite à hypersthène			

←→ indique les termes intrusifs et volcaniques équivalents

Foïdifère : Feldspathoïdifère

Foïdique : Feldspathoïdique

Tableau 7 — Roches mafiques / basiques

ROCHES MAFIQUES / BASIQUES 3			
I3	**ROCHES INTRUSIVES MAFIQUES**	**ROCHES VOLCANIQUES MAFIQUES**	**V3**
I3A	Gabbro	Basalte andésitique/Andésite basaltique	**V3A**
I3B	Diabase	Icelandite basaltique	**V3AI**
I3C	Monzogabbro	Basalte	**V3B**
I3D	Ferrogabbro	Basalte à quartz	**V3C**
I3E	Gabbro à quartz	Trachybasalte	**V3D**
I3F	Diabase à quartz	Hawaiite	**V3DH**
I3G	Anorthosite	Trachybasalte potassique	**V3DK**
I3H	Anorthosite gabbroïque	Basalte à olivine	**V3E**
I3I	Gabbro anorthositique	Basalte magnésien (> 9 % MgO)	**V3F**
I3J	Norite	Trachyandésite basaltique	**V3G**
I3P	Leuconorite	Mugéarite	**V3GM**
I3K	Gabbro à olivine	Shoshonite	**V3GS**
I3L	Norite à olivine	Basanite	**V3H**
I3M	Diabase à olivine	Basanite phonolitique	**V3HP**
I3N	Troctolite	Téphrite	**V3I**
I3O	Lamprophyre mafique	Téphrite phonolitique	**V3IP**
I3OM	Minette	Boninite	**V3J**
I3OK	Kersantite		
I3OV	Vogesite		
I3OS	Spessartite		
I3CQ	Monzogabbro quartzifère		
I3CR	Monzogabbro foïdifère		
I3CF	Monzogabbro foïdique		
I3AR	Gabbro foïdifère		
I3AF	Gabbro foïdique		
I3GQ	Anorthosite quartzifère		
I3GR	Anorthosite foïdifère		
I3Q	Gabbronorite		
I3R	Gabbronorite à olivine		
I3S	Monzonorite		
I3T	Anorthosite à hypersthène		

Tableau 8 – Roches ultramafiques et ultrabasiques

ROCHES ULTRAMAFIQUES ET ULTRABASIQUES 4			
I4	**ROCHES INTRUSIVES ULTRAMAFIQUES / ULTRABASIQUES**	**ROCHES VOLCANIQUES ULTRAMAFIQUES / ULTRABASIQUES**	**V4**
I4A	Hornblendite	Komatiite (> 18 % MgO)	**V4A**
I4B	Pyroxénite		
I4C	Clinopyroxénite	Komatiite pyroxénitique	**V4B**
I4D	Webstérite		
I4E	Orthopyroxénite	Komatiite péridotitique	**V4C**
I4F	Clinopyroxénite à olivine		
I4G	Webstérite à olivine	Komatiite dunitique	**V4D**
I4H	Orthopyroxénite à olivine		
I4I	Péridotite	Meimechite	**V4E**
I4J	Wehrlite		
I4K	Lherzolite	Melilitite	**V4F**
I4L	Harzburgite		
I4M	Dunite	Melilitite à olivine	**V4FO**
I4N	Serpentinite		
I4O	Lamprophyre ultramafique	Roche volcanique ultramafique à melilite	**V4M**
I4OS	Sannaïte		
I4OC	Camptonite	Picrobasalte	**V4G**
I4OM	Monchiquite		
I4OP	Polzenite	Picrite	**V4H**
I4OA	Alnöite		
I4P	Kimberlite	Foïdite	**V4I**
I4PA	Kimberlite (groupe I)		
I4PB	Kimberlite (groupe II)	Néphélinite	**V4IN**
I4Q	Carbonatite		
I4QM	Magnésiocarbonatite	Foïdite phonolitique	**V4IP**
I4QC	Calciocarbonatite		
I4QF	Ferrocarbonatite	Foïdite téphritique	**V4IT**
I4QA	Aillikites		
I4QD	Damtjernites (Damkjernites)		
I4R	Lamproïte		
I4S	Foïdolite		
I4T	Melilitolite		

< 10 % de plagioclase (PG) est toléré dans les roches ultramafiques. Lorsque observé, indiquer sa présence par «PG».

Tableau 9 — Volcanites explosives

VOLCANITES EXPLOSIVES		
▼	Pyroclastites/tuf - indifférenciés	**TU**
▼x	Tuf à cristaux	**TX**
▼r	Tuf lithique	**TI**
▼l	Tuf à lapilli	**TL**
▼ls	Lapillistone	**TO**
▼b	Tuf à blocs	**TM**
▼lb	Tuf à lapilli et à blocs	**TY**
▼bl	Tuf à blocs et à lapilli	**TZ**
▼e	Tuf à cendres	**TD**
▼c	Tuf cherteux	**TC**
▼g	Tuf graphiteux	**TG**
▼s	Tuf soudé	**TS**
▼h	Hyalotuf (Vitric tuff)	**TH**
♦	Brèche pyroclastique	**BP**
▼	Volcanoclastites*	**VC**
	etc.	

Fragments

- ▬ Polygéniques
- ◡ Monogéniques

Exemples :

V2▼x PG	Tuf intermédiaire, à cristaux de PG
V2▼lb◡	Tuf intermédiaire, à lapilli et à blocs, monogénique
VID▼b◡	Tuf dacitique, à blocs, monogénique
V▼c	Tuf cherteux
V▼	Tuf indifférencié

* Il est recommandé de limiter l'utilisation du terme «**volcanoclastite**», autant que possible.

Tableau 15 — Codification lithologique des sédiments

S SÉDIMENTS (roches sédimentaires indéterminées)

S1 GRÈS (terme général comprenant les arénites et les wackes)

S1A Grès quartzitique
S1B Grès feldspathique
S1C Arkose
S1D Grès arkosique
S1E Grès lithique
S1F Grès lithique subfeldspathique

S2 ARÉNITE

S2A Arénite quartzitique
S2B Subarkose
S2C Arkose
S2D Arénite arkosique
S2E Arénite lithique
S2F Sublitharénite

S3 WACKE

S3A Wacke quartzitique

S3C Wacke arkosique
S3D Wacke feldspathique
S3E Wacke lithique

S4 CONGLOMÉRAT

S4A Conglomérat monogénique
S4B Conglomérat monogénique «clast-supported»
S4C Conglomérat monogénique «matrix-supported»
S4D Conglomérat polygénique
S4E Conglomérat polygénique «clast-supported»
S4F Conglomérat polygénique «matrix-supported»
S4G Conglomérat intraformationnel
S4H Conglomérat intraformationnel «clast-supported»
S4I Conglomérat intraformationnel «matrix-supported»
S4J Tillite

N.B. — Il est recommandé de limiter l'utilisation des termes de la série **S1**. Ces termes généraux ne sont utilisés que lorsqu'il n'est pas possible d'être plus précis, notamment lors de la compilation de données anciennes.

S5 BRÈCHE

S5A Brèche monogénique
S5B Brèche monogénique «clast-supported»
S5C Brèche monogénique «matrix-supported»
S5D Brèche polygénique
S5E Brèche polygénique «clast-supported»
S5F Brèche polygénique «matrix-supported»
S5G Brèche intraformationnel
S5H Brèche intraformationnel «clast-supported»
S5I Brèche intraformationnel «matrix-supported»

S6 MUDROCK

S6A Siltstone	**S6D** Mudstone	**S6G** Claystone
S6B Siltshale	**S6E** Mudshale	**S6H** Clayshale
S6C Siltslate	**S6F** Mudslate	**S6I** Clayslate

S7 CALCAIRE

S7A Calcilutite	**S7E** Mudstone	**S7I** Boundstone
S7B Calcisiltite	**S7F** Wackestone	**S7J** Bafflestone
S7C Calcarénite	**S7G** Packstone	**S7K** Rudstone
S7D Calcirudite	**S7H** Grainstone	

S8 DOLOMIE

S8A Dololutite
S8B Dolosiltite
S8C Dolarénite
S8D Dolorudite

S9 FORMATION DE FER

S9A Formation de fer indéterminée
S9B Formation de fer oxydée
S9C Formation de fer carbonatée
S9D Formation de fer silicatée
S9E Formation de fer sulfurée

S10 CHERT

S10A Chert oxydé
S10B Chert carbonaté
S10C Chert silicaté
S10D Chert sulfuré
S10E Chert graphiteux/carboné
S10F Chert ferrugineux
SI0J Jaspe (Jaspilite)

S11 EXHALITE

S12 ÉVAPORITE

S12A Halite
S12B Sylvite
S12C Anhydrite
S12D Gypse
S12E Sulfate

S13 PHOSPHORITE

SYMBOLES POUR ROCHES SÉDIMENTAIRES

Une liste des symboles pour les structures et textures des roches sédimentaires est présentée dans le tableau 16. Pour se bien familiariser avec l'utilisation de ces symboles, et pour d'autres symboles utilisés pour les roches sédimentaires, se référer à Bouma (1962) et Tassé, Lajoie et Dimroth (1978).

Tableau 17A — Roches métamorphiques et tectoniques

ROCHES MÉTAMORPHIQUES ET TECTONIQUES M		
M1 Gneiss	**M18** Cornéenne	
M2 Gneiss rubané	**M20** Métatexite	spécifier le %
M3 Orthogneiss	**M21** Diatexite	du mobilisat et
M4 Paragneiss	**M21A** Granite d'anatexie	identifier la
M5 Gneiss quartzofeldspathique		protolite
M6 Gneiss granitique	**M22** Migmatite	
M7 Granulite (gneiss granulitique)	**M23** Agmatite	
M8 Schiste	**M24** Cataclasite*	
M9 Orthoschiste	**M25** Mylonite*	
M10 Paraschiste	**M26** Brèche tectonique*	
M11 Phyllade		
M12 Quartzite		
M13 Marbre (calcaire cristallin)	**M30** Tourmalinite	
M14 Roche calco-silicatée	**M31** Coticule	
M15 Roche métasomatique (incluant skarn ou tactite)		
M16 Amphibolite		
M17 Éclogite		

* Utiliser plutôt les codes de tectonites (T). Ces codes ont été utilisés avant l'introduction de la classe des tectonites.

Tableau 17B — Tectonites

TECTONITES T	
T1	Cataclasite
T1A	Brèche de faille
T1B	Microbrèche de faille
T1C	Gouge de faille
T1D	Pseudotachylite
T1E	Mylolisthénite
T1F	Brèche d'impact
T1G	Impactite
T2	Mylonite
T2A	Protomylonite
T2B	Orthomylonite
T2C	Ultramylonite
T2D	Phyllonite
T2E	Blastomylonite
T3A	Gneiss droit («Straight gneiss»)
T3B	Gneiss porphyroclastique
T3C	Gneiss régulier
T3D	Gneiss irrégulier
T4	Brèche tectonique
T4A	Mélange tectonique
T4B	Brèche tectonique à matrice de marbre («Marble tectonic breccia»)

Tableau 18 — Codes mnémoniques des minéraux et des fossiles, et divers

CODES MNÉMONIQUES DES MINÉRAUX ET DES FOSSILES, ET DIVERS

CODES MNÉMONIQUES DES MINÉRAUX ET DES FOSSILES												GRANULOMÉTRIE ET λ : PLIS	
Acanthite	AV	Chondrodite	HR	Greenockite	GK	Minéraux radioactifs	MR	Serpentine	ST	**FOSSILES**	YY	...< 0.001 mm	1
Actinote	AC	Chromite	CM	Grenat	GR	Molybdénite	MO	Sidérite(sidérose)	SD	Brachiopodes	YB	A . 0.001-0,01 mm ..	
Aeschynite - (Y)	EC	Chrysocolle	CY	Grenat-almandin	GA	Molybdite(dine)	MB	Sidérotil	SI	Bryozoaires	YZ	...< 0.01 mm	2
Agate	AE	Chrysotile	CS	Grenat-andratite	GD	Monazite	MZ	Sillimanite	SM	Céphalopodes	YC	B . 0.01-0.05 mm	3
Aikinite	BP	Clevelandite	CI	Grenat-grossulaire	GG	Muscovite	MV	Smaltite/Smaltine	TW	Conulaires	YA	C .. 0.05-0.1 mm	3
Albite	AB	Clinopyroxène	CX	Grenat-pyrope	GY	Néphéline	NP	Samarskite	SK	Coraux	YX	D .. 0.1-0.2 mm	3
Allanite	AL	Clinozoïsite	CZ	Grenat spessartine	GS	Oligoclase	OG	Smithsonite	ZO	Crinoïdes	YR	...< 0.2 mm	4
Altaïte	TP	Cobaltite	CE	Grenat-uvarovite	GU	Olivine	OV	Sodalite	SS	Échinodermes	YD	E .. 0.2-0.5 mm	5
Amazonite	AI	Columbite/Niobite	NB	Grunérite	GN	Or natif (visible)	Au	Spécularite	HS	Éponges	YE	F .. 0.5-1.0 mm	5
Améthyste	AH	Columbo-tantalite	TO	Gummite	GB	Orthoclase (orthose)	OR	Sphalérite	SP	Gastéropodes	YT	G ... 1-2 mm	6
Amiante (Asbestos)	AO	Cordiérite	CD	Gunningite	GI	Orthopyroxène	OX	Sphène/Titanite	SN	Graptolites	YG	H ... 2-5 mm	6
Amphibole	AM	Corindon	CN	Gypse	GE	Ottrelite	OL	Spinelle	SL	Ostracodes	YO	J ... 0.5-1 cm	7
Andalousite	AD	Cosalite	PI	Halite	HL	Oxyde de fer	OF	Spodumène	SO	Pélécipodes	YP	K ... 1-3 cm	7
Andésine	AA	Covellite	CV	Heazlewoodite	HZ	Oxyhornblende		Staurotide	SU	Plantes	YN	... > 3 cm	8
Anhydrite	AY	Cubanite	CF	Hédenbergite	HG	(hornblende brune)	OH	Stéatite	TS	Poissons	YK	L	3-10 cm
Ankérite	AK	Cuivre natif (visible)	Cu	Hématite	HM	Paragonite	PE	Stibine/Stibnite	SB	Stromatoïdes	YS	M	10-30 cm
Annabergite	NG	Cummingtonite	CG	Hercynite	HC	Pechblende	PB	Stilbite(Heulandite)	HD	Stromatoporoïdes	YI	N	30-100 cm
Anorthite	AN	Cuprite	CU	Holmquistite	HK	Penninite/Pennine	PT	Stilpnomélane	SE	Traces fossiles	YF	P	1 m
Anthophyllite	AT	Digenite	DG	Hornblende	HB	Pentlandite	PD	Sulfures	SF	Trilobites	YL	Q	1-2 m
Antigorite	AR	Diopside	DP	Hypersthène	HP	Perovskite	PK	Sylvanite	SV			R	2-4 m
Apatite	AP	Disthène/Kyanite	KN	Iddingsite	IG	Perthite	PR	Szomolnokite	SZ	**DIVERS**		S	4-6 m
Argent natif (visible)	Ag	Dolomite	DM	Ilménite	IM	Petzite	PZ	Talc	TC	Bioclastes	XB	T	6-10 m
Arsénopyrite	AS	Dravite	TG	Jade	JA	Phénacite/Phénakite	PA	Tantalite	TN	Ciment	XC	U	10 m
Augite	AG	Dravite-Schorlite	DS	Jaspe	JP	Phlogopite	PH	Tellurobismuthite	TB	Hydrocarbures	XH	V	10-20 m
Autunite	AU	Electrum	EM	Kaolinite	KL	Pistachite	PC	Tennantite	TT	Liant	XL	W	20-50 m
Awaruite	NF	Enargite	EG	Klokmannite	KK	Plagioclase	PG	Tétradymite	TD	Lithoclastes	XR	Y	50-100 m
Axinite	AX	Enstatite	ES	Kornérupine	KP	Pollucite	ZP	Tetrahédrite	TH	Matière organique	XG	Z	100 m
Azurite	AZ	Epidote	EP	Krennerite	KR	Préhnite	PN	Thorianite	TR	Matrice	XM	X	Autres
Barytine	BR	Eudialyte	EU	Labradorite	LB	Pumpellyite	PP	Thorite	TI	Oncolites	XT		
Bastnaesite	BA	Euxénite - (Y)	EX	Lawsonite	LS	Pyrite	PY	Topaze	TZ	Oolites	XO		
Béryl	BL	Fayalite	FA	Lépidolite	LP	Pyrochlore	PM	Torbernite	TU	Pellets	XP		
Biotite	BO	Feldspath vert/brun	FV	Leucite	LC	Pyrolusite	PS	Tourmaline	TL	Péloïdes	XD		
Bismuthinite	BM	Feldspath	FP	Leucoxène	LX	Pyrophyllite	PL	Tourmaline zincifère	TA	Autres	XX		
Bismutite	BS	Feldspath noir	FN	Limonite	LM	Pyroxène	PX	Trémolite	TM				
Bornite	BN	Feldspath potassique	FK	Magnésite	MN	Pyrrhotite(Pyrrhotine)	PO	Uraninite	UR				
Boulangerite	BG	Feldspathoïde	FD	Magnétite	MG	Quartz	QZ	Uranophane	UP				
Brochantite	BH	Fergusonite	FS	Malachite	MC	Quartz bleu	QB	Uranothorite	UT				
Brucite	BC	Fibrolite	FB	Marcasite	MS	Riebeckite	RB	Vallerite	VL				
Bytownite	BT	Fluorite (fluorine)	FL	Mariposite	MT	Rozénite	RZ	Vermiculite	VR				
Calaverite	CA	Forstérite	FO	Mélilite	ME	Rutile	RL	Vésuvianite	VV				
Calcite	CC	Franklinite	FR	Mésoperthite	MP	Samarskite-(Y)	UL	Violarite	VO				
Carbonate	CB	Freibergite	FG	Mica	MI	Sanidine	SA	Willemite	WM				
Chabazite (Chabasite)	ZB	Fuchsite	FC	Microcline	ML	Sapphirine	SH	Wilsonite	WS				
Chalcocite(ne)	CT	Gahnite	GH	Millerite	NS	Scapolite	SC	Wolframite	WF				
Chalcopyrite	CP	Galène	GL	Minéraux argileux	MA	Scheelite	SW	Wollastonite	WL				
Chert	CH	Gédrite	GT	Minéraux décoratifs	MD	Schorlite(Schorl)	TF	Wulfenite	WN				
Chloanthite	CO	Glaucophane	GC	Minéraux lourds	MX	Sélénite	SG	Zéolite	ZL				
Chlorite	CL	Goethite	GO	Minéraux mafiques	MF	Sélénium	Se	Zincite	ZN				
Chloritoïde	CR	Graphite	GP	Minéraux opaques	OP	Séricite	SR	Zircon	ZC				
								Zoïsite	ZS				

Tableau 19 — Codes mnémoniques — Structures, textures et autres

CODES MNÉMONIQUES - STRUCTURES, TEXTURES ET AUTRES

STRUCTURES, TEXTURES ET AUTRES

Aciculaire	AC
Adcumulat	AD
Affleurement caractérisé par le plissement	AA
Agmatitique	AT
Alaskitique	AL
Altéré	AE
Amas arrondis (globulaires)	AO
Amas irréguliers	AI
Amiboïdal(e)	AB
Amygdalaire	AM
Anastomosé	AN
Antirapakivi	AR
Aphanitique	AP
Arborescent	AS
Autoclastique	AU
Bancs (en)	BA
Bandes de cimentation	BM
Basal(e)	BS
Birds eyes	BE
Biseau	BI
Blocs (à)	BL
Bordure/limite de coulée	BU
Bothryoïdal	BV
Boudinage	BO
Brèche à coussins ordinaires isolés	BC
Brèche à coussins peu serrés	BG
Brèche à méga- coussins isolés	BF
Brèche à mini-coussins isolés	BB
Brèche de coulée/ brèche de lave	BQ
Brèche de coussins désagrégés/brisés	BH
Brèche de coussins fragmentés	BK
Brèche d'intrusion	BN
Brèche pyroclastique	BP
Bréchique/brèche	BR
Brèche tectonique	BT
Broyage	BY
Cailloux alignés «pebble stringers»	PK
Cailloux 4-64mm	CA
Cannelure	CN
Cataclastique	CQ
Cendres (à)	CE
Centre volcanique/ faciès proximal	VP
Cheminée d'alimentation (dyke nourricier)	DN
Cheminée volcanique	CV
Chenal	CH
Chenalisé	CG
Chenal d'érosion (à)	CD
Cisaillé(e)	CS
Colloforme	OL
Columnaire/(joints en colonnes)	JC
Concrétion(s) nodules	CC
Convolutions (à)	CB
Coronitique	KO
Coulée	CL
Coulée coussinée à noyaux saussuritisés	NC
Coulée fragmentée	FZ
Coulée massive	CK
Coulée massive à noyaux saussuritisés	NM
Coulée massive à surface coussinée	CZ
Coulées massives grenues et/ou parties basales grenues de coulées	CW
Coussiné (coussins)	CO
Coussins allongés	XP
Coussins aplatis	FP
Coussins en molaire	MD
Coussins fragmentés	CF
Coussins isolés	CI
Coussins jointifs	CJ
Crescumulat	CT
Cristalloblastique	CR
Cristaux (en)	CX
Cryptalgaire	CP
Cumulat (à)	CU
Cumulite	CM
Cupules («dish struc.»)	DS
Cyclique	CY
Dendritique	DT
Désagrégés/brisés	DG
Diabasique	DQ
Diablastique	DB
Diaclasé	DC
Direction d'écoulement de coulée	DE
Direction de courant	DR
Discordance	DD
Disséminé	DI
Drusique	DK
Dunes	DU
Échappement (structure d')	SB
Écharde	ED
Écoulement (structure d')	EO
Effondrement (structure d')	EF
Empreinte de cannelures	EL
Empreinte de charge («load cast»)	EC
Empreinte d'impact	EI
Enclave	EN
Encroûtement («crustification»)	EM
En échelon	EE
En festons	ES
En apophyse	AY
Épiclastique	EP
Équigranulaire	EQ
Excroissances	ER
Extrusif (ve)	EX
Faille intra-formationnelle	FJ
Faille synvolcanique	FV
Fentes de dessication	FD
Fente de refroidissement	FM
Fibreux (se)	FI
Fibroblastique	FB
Filonien	FN
Filons-couches cogénétiques (synvolcaniques)	FH
Flammes	FE
«Flaser»	FS
Flué, par fluage - fluidal	FL
Fluidal(e) (à structure)	FL
Flûte déformée par surcharge	FX
Flûte («flutecast»)	FT
Folié(e)	FO
Fossilifère	FF
Fracturé(e)	FA
Fractures radiales dans les coussins	FC
Fragmenté(e)	FG
Fragments allongés «monomictic»/ monogéniques	FW
Fragments allongés «polymictic»/ polygéniques	FU
Fragments aplatis «polymictic»/ polygéniques	FK
Fragments aplatis «monomictic»/ monogéniques	FQ
Framboïdal	RB
Frites («pencil structure») (en crayons)	FR
Galets (à) (64-256 mm)	GA
Géode	GE
Gloméroblastique	GB
Gloméroclastique	GC
Glomérocristallin(e)	GX
Gloméroporphyrique	GH
Gneiss à crayons	NR
Gneiss droit («straight gneiss»)	GD
Gneissique	GS
Gradation densimétrique	GW
Gradation granulométrique	VG
Grains fins (à) -roches ignées < 1 mm	GF
Grains grossiers (à) - roches ignées > 5 mm	GG
Grains moyens (à) -roches ignées 1-5 mm	GM
Grains très fins	GT
Grains très grossiers	GO
Granoblastique	GR
Granoclassement inverse	GI
Granoclassement inverse suivi de normal	GJ
Granoclassement normal suivi d'inverse	GK
Granoclassement normal	GN
Granoclastique	GQ
Granophyrique	GY
Granules (à) (2-4 mm)	GU
Graphique	GP
Griffon	GV
«Harrisitic»	HA
Hélicitique	HE
Hétéradcumulat	HU
Hétéroblastique	HB
Hétérogène	HK
Hétérogranulaire	HG
Holocristallin(e)	HC
Holohyalin(e)	HH
Hololeucocrate	HL
Holomélanocrate	HM
Homéoblastique	HQ
Homogène	HJ
Homotactique	HT
Hyaloclastites	HY
Hyaloclastites remaniées	HR
Hyalopilitique	HP
Hyalotuf	TH
Hypidiomorphe	HD
Hypocristallin(e)	HX
Idiomorphe	ID
Imbrication de cailloux, blocs	IM
Imprégnation	IP
Intergranulaire	IG
Intersertale	IS
Intraclastes(à)	IT
Intraformationnel(le)	IR
Intrusif(ve)/ injection	IU
Iridescence	IC
Isolés	IL
Joints en colonnes	JC
Karstique	KR
Labradorescence	LU
Laminaire (laminé)	LA
Laminations convolutées	LC
Laminations cryptalgaires	CP
Laminations ondulantes	LO
Laminations ondulantes lenticulaires	LL
Laminations obliques	LQ
Laminations parallèles	LP
Lapillistone	TO
Lapilli (à)	LI
Lattes (en)	LT
Lave/coulée de lave	LV
Lave en blocs	LK
Lenticulaire	LE
Lépidoblastique	LF
Leucocrate	LX
Leucosome	LS
Lité(e), stratifié(e)	SA
Lits amalgamés	AG
Lits d'épaisseur moyenne (10 à 25 cm)	LN
Lits épais (>25 cm)	LG
Lits lenticulaires	LD
Lits minces (1-10 cm)	LM
Lobe	LB
Massif(ve)	MA
Mégacoussins (à)	MC
Mégaporphyrique	MP
Mélanocrate	MX
Mélanosome	MS
Mésocrate	MK
Mésocumulat	MF
Métamorphisé	ME
Miarolitique	ML
Micritique	MT
Microbrèche	MB
Microlitique	MI
Microporphyrique	MR
Minicoussins (à)	MU
Mobilisat	MZ
Monogénique «Monomictic»	MM
Mosaïque	MO
Mylonitique	MN
Myrmékitique	MY
Nébulitique	NB
Nématoblastique	NE
Néosome	NS
Nodulaire	NO
Noyaux	NY
Ocellaire	OC
Oeillé(e)	OE
Oïkocryst (à)	OI
Oolitique	OO
Ophitique	OP
Orbiculaire	OR
Orthocumulat	OU
Paléosome	PS
Paléosurface d'érosion	PE
Panidiomorphe	PA
Patron d'interférence	PV
Pegmatitique	PG
Pellets (à)	PL
Péloïdes	PD
Perlitique	PT
Peu serrés («loosely packed»)	LR
Phanéritique	PH
Phénocristique	PI
Plis ptygmatiques	PZ
Plutonique	PU
Poecilitique	PC
Poecilobiastique	PB
Polygénique/ «Polymictic»	PM
Ponce	PN
Porphyre	PP
Porphyrique	PO
Porphyroblastique	PQ
Porphyroclastique	PJ
Prismatique	PX
Protoclastique	PF
Pyroclastique	PR
Radeaux (en)	RO
Rapakivique	RK
Remanié(e)	RN
Remplacement	RL
Réniforme	RF
Réticulé(e)	RE
Rides de courant	RC
Rides de plage	RP
«Rill mark(s)»	RM
«Rip-up clast(s)»	RI
Ruban de quartz	RQ
Rubané(e)	RU
Rubanement concentrique	RA
Rubanement de diffusion («Liesegang rings»)	LJ
Rubanement symétrique	RS
Rubanement tectonique	RT
Saccaroïdale (granoblastique)	SD
Schisteux	SC
«Schlieren»	SH
Scoriacé(e)	SR
«Shatter» cone	SV
«Slump»	SL
Sommital(e)	SM
Sphérolitique	SP
Spinifex (à)	SX
Stockwerk	SW
Stratifications entrecroisées de fosse	SF
Stratifications/ laminations obliques planaires	SN
Stratifications/ laminations obliques tangentielles	SQ
Stratifié(e)	ST
«Streaky» mafiques en trait	SG
Stratiforme/ stratifié	ST
Stratoïde («stratabound»)	SJ
Strie	SI
«Stromatic»	SK
Stromatolitique	SU
Structure de percement («piercement»)	ET
Structure «Durchbewegung»	DW
Structure en cocarde (crustification dans brèche, «cockade»)	PY
Structure en peigne («comb»)	PW
Stylolites	SY
Subophitique	SO
Surface d'érosion	SE
Tabulaire	TA
Talus (de)	TT
Tectonique	TE
Tectonite en L	YL
Tectonite en L/S	YZ
Tectonite en S	YS
Tectonite hétéroclastique	YH
Tectonite homoclastique	YM
Traces fossiles (trous de vers, etc.)	TF
Trachytique/ trachitoïde	TR
Trempe (de)	TP
Tuf à blocs	TM
Tuf à blocs et à lapilli	TZ
Tuf à cendre	TD
Tuf à cristaux	TX
Tuf à lapilli	TL
Tuf à lapilli et à blocs	TY
Tuf cherteux	TC
Tuf graphiteux	TG
Tuf lithique	TI
Tuf soudé	TS
Tufacé	TU
Turbidite (voir guide des géofiches)	TB
Variolitique	VA
Veiné(e)	VN
Vésiculaire	VE
Vitreux(se)	VI
Volcanique	VO
Volcanoclastites	VC
Xénoblastique	XB
Xénomorphe	XM
Autres	XX

SÉQUENCE : Q..

Suite désor. de couches d'épaisseur inconstante	QA
Suite désor. de couches d'épaisseur constante	QB
Rythme régulier de couches d'épaisseur inconstante	QC
Rythme régulier de couches d'épaisseur constante	QD
Rythme irrégulier de couches d'épaisseur inconstante	QE
Rythme irrégulier de couches d'épaisseur constante	QF
Cycles complets	QG
Cycles incomplets	QH
Autre	QX

RELATION AVEC LE CORPS GÉOLOGIQUE ADJACENT : 0 À 9

Interdigitation avec	0
Sus-jacent	1
Sous-jacent	2
En contact net avec	3
En contact diffus avec	4
En contact trans. avec	5
En contact discor. avec	6
Intrusif dans	7
En enclave dans	8
Autre	9

INFORMATION AVAILABLE UPON REQUEST
SUBMITTED TO VIRGINIA MINES INC.

info@minesvirginia.com

Toll free number: 800 476-1853

Appendix 3a : Outcrop Descriptions

INFORMATION AVAILABLE UPON REQUEST
SUBMITTED TO VIRGINIA MINES INC.

info@minesvirginia.com

Toll free number: 800 476-1853

Appendix 3b : Sample Descriptions

INFORMATION AVAILABLE UPON REQUEST
SUBMITTED TO VIRGINIA MINES INC.

info@minesvirginia.com

Toll free number: 800 476-1853

Appendix 3c : Trench Sample Descriptions

INFORMATION AVAILABLE UPON REQUEST
SUBMITTED TO VIRGINIA MINES INC.

info@minesvirginia.com

Toll free number: 800 476-1853

Appendix 3d : Till Sample Descriptions

INFORMATION AVAILABLE UPON REQUEST
SUBMITTED TO VIRGINIA MINES INC.

info@minesvirginia.com

Toll free number: 800 476-1853

Appendix 4a : Certificates of analysis (Samples and Trench samples)

INFORMATION AVAILABLE UPON REQUEST
SUBMITTED TO VIRGINIA MINES INC.

info@minesvirginia.com

Toll free number: 800 476-1853

Appendix 4b : Certificates of analysis (Till samples)


LEGEND
VIRGINIA MINES INC.
Property geology
MAP 1



PS Grid
EDY Showing
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
Compilation map
MAP 2


PS Grid
EDY Showing
LEGEND
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
Compilation map
MAP 2


Charlie Showing
David Grid
Charlie Showing
David Showing
VIRGINIA MINES INC.



N
Legend
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
Compilation map
MAP 4


VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
Compilation map
MAP 5



468440 mE
468450 mE
468460 mE
468470 mE
5928170 mN
5928160 mN
5928150 mN
5928140
N
FP dyke
Shear zone
Rusty zone
Rusty zone
Pinched FP dyke
Rusty zone
Pinched zone
TR-PL3-11-053
TR-PL3-11-053E
M16
S9
VNQZ
0.58 g/t Au / 0.23m
0.72 g/t Au / 0.6m
1.68 g/t Au / 0.4m
For lithological codes see appendix 2
LEGEND
2011 sample
178388 2011 sample number
256 Value in ppb (Au)
S3 Lithological code
Previous sample
258 Value in ppb (Au)
Channel sample
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
TR-PL3-11-053 and TR-PL3-11-053E
MAP 6
NAD 27 - Zone 18
0 2 4
Scale 1 : 100
Meters



5928190 mN
468670 mE
468680 mE
N
TR-PL3-11-054
M16
229096
6
229095
11
229094
3
229093
3
229092
3
229091
3
229090
3
Pinched VNQCCL
229089
5928180 mN
229088
3
229087
3
229086
3
229085
3
M16
229084
3
229083
3
Pinched VNQCCL
229082
3
229081
3
Pinched VNQCCL
5928170 mN
LEGEND
2011 sample
178369 2011 sample number
256 Value in ppb (Au)
S3 Lithological code
Previous sample
256 Value in ppb (Au)
Channel sample
For lithological codes see appendix 2
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
TR-PL3-11-054
MAP 7
NAD 27 - Zone 18
0
2
4
Scale 1 : 100
Meters



N
468880 mE
468890 mE
TR-PL3-11-055
Foliated M16
229333
11
229332
8
229331
12
5928330 mN
229330
8
229329
Pinched massive M16
Foliated zone
Pinched VNQZFPCL
229328
Pinched massive M16
229327
42
Eau/Water
229326
23
Pinched massive M16
229325
11
Foliated M16
229324
229323
11
Pinched VNQZFPCL
Pinched massive M16
229322
8
Pinched massive M16
229321
10
Pinched VNQZFPCL
5928320 mN
Foliated zone
229320
13
229000
8
228818
11
Foliated M16
228999
5
228998
15
228997
34
228996
10
Eau/Water
For lithological codes see appendix 2
LEGEND
2011 sample
178369 2011 sample number
256 Value in ppb (Au)
S3 Lithological code
Previous sample
256 Value in ppb (Au)
Channel sample
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
TR-PL3-11-055
MAP 8
NAD 27 - Zone 18
0 2 4
Scale 1 : 100
Meters


N
469050 mE
469060 mE
5928510 mN
5928500 mN
Eau/Water
S9
M16
229341
229340
229339
229338
229337
229336
229335
TR-PL3-11-056
228950
228948
S9
Eau/Water
Eau/Water
For lithological codes see appendix 2
LEGEND
2011 sample
178369 2011 sample number
256 Value in ppb (Au)
S3 Lithological code
Previous sample
256 Value in ppb (Au)
Channel sample
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
TR-PL3-11-056
MAP 9
NAD 27 - Zone 18
0 2 4
Scale 1 : 100
Meters


469070 mE
469080 mE
N
5928490 mN
5928480 mN
TR-PL3-11-056S
229215
5
229214
8
229213
13
Rusty S9
229212
8
229211
3
229210
4
229209
6
229208
13
229207
9
229206
229205
7
M16
229204
Eau/Water
For lithological codes see appendix 2
LEGEND
2011 sample
178369
2011 sample number
256
Value in ppb (Au)
S3
Lithological code
Previous sample
256
Value in ppb (Au)
Channel sample
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
TR-PL3-11-056S
MAP 10
NAD 27 - Zone 18
0
2
4
Scale 1 : 100
Meters


468590 mE
468600 mE
N
TR-PL3-11-057
5928200 mN
5928190 mN
Eau/Water
229203
12
229201
173
VNQZBO
M16
6.41 g/t Au / 0.55m
229100
29
229202
301
229099
6410
Rusty S9
Pinched zone
229098
86
M16
229097
9
Eau/Water
229202
301
229203
12
For lithological codes see appendix 2
LEGEND
2011 sample
178369
2011 sample number
256
Value in ppb (Au)
S3
Lithological code
Previous sample
256
Value in ppb (Au)
Channel sample
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
TR-PL3-11-057
MAP 11
NAD 27 - Zone 18
0
2
4
Scale 1 : 100
Meters



467960 mE
467970 mE
N
TR-PL3-11-058
5928030 mN
5928020 mN
229358
14
229360
9
Rusty zone
228995
17
228994
18
229357
35
229359
15
229356
25
229355
3
229354
5
229353
7
Eau/Water
Mort-terrain/Overburden
M16
Mort-terrain/Overburden
Eau/Water
229362
7
229363
7
VNQZFPBO
229361
3
M16
For lithological codes see appendix 2
LEGEND
2011 sample
178369 2011 sample number
256 Value in ppb (Au)
S3 Lithological code
Previous sample
256 Value in ppb (Au)
Channel sample
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
TR-PL3-11-058
MAP 12
NAD 27 - Zone 18
0
2
4
Scale 1 : 100
Meters



N
472780 mE
472790 mE
472800 mE
472810 mE
5930000 mN
5929990 mN
5929980 mN
TR-PL3-11-059
1.34 g/t Au / 1.0m
3.59 g/t Au / 4.0m
1.77 g/t Au / 0.4m
14.55 g/t Au 1.0m
2.20 g/t Au / 2.0m
1.25 g/t Au / 3.0m
3.68 g/t Au / 5.0m
3.93 g/t Au / 1.4m
3.54 g/t Au / 0.85m
6.95 g/t Au / 1.0m
VNQZ
225374
225434
14550
225433
3930
225435
6950
225436
810
For lithological codes see appendix 2
LEGEND
2011 sample
178369 2011 sample number
256 Value in ppb (Au)
S3 Lithological code
Previous sample
256 Value in ppb (Au)
Channel sample
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
TR-PL3-11-059 (Charlie)
MAP 13
NAD 27 - Zone 18
0 2 4
Scale 1 : 100
Meters



472680 mE
472690 mE
N
5930030 mN
5930020 mN
TR-PL3-11-060
I4O ou I4B
225391
31
M8 BOCL
225439
15
225390
135
225389
590
I4O ou I4B
225441
51
225438
15
M8 BOCL
225440
76
VNQZ
229370
3600
M8 BOCL
229366
13
229369
43
225388
1310
225437
I4O ou I4B
229367
21
229368
206
VNQZ
1.10 g/t Au / 1.4m
VNQZ
For lithological codes see appendix 2
LEGEND
2011 sample
178369 2011 sample number
256 Value in ppb (Au)
S3 Lithological code
Previous sample
256 Value in ppb (Au)
Channel sample
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
TR-PL3-11-060
MAP 14
NAD 27 - Zone 18
0 2 4
Scale 1 : 100
Meters


N
472630 mE
472640 mE
TR-PL3-11-061
5930050 mN
5930040 mN
VNQZ
VNQZ
VNQZ
VNQZ
I4O ou I4B
I4B
225457
225456
225455
225454
225453
225452
225451
225397
225447
225446
225448
225445
225444
225443
225442
225396
225395
225394
225393
225392
228210
228209
228208
228207
228206
228205
228204
228203
228202
228201
For lithological codes see appendix 2
LEGEND
178369
256
S3
2011 sample
2011 sample number
Value in ppb (Au)
Lithological code
256
Previous sample
Value in ppb (Au)
Channel sample
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
TR-PL3-11-061
MAP 15
NAD 27 - Zone 18
0
2
4
Scale 1 : 100
Meters


N
472660 mE
472670 mE
TR-PL3-11-062
5930030 mN
5930020 mN
225462
225461
225460
229384
70
228212
VNQZ
228211
I4O BR folié à schisteux
225459
3
225458
9
229371
2260
For lithological codes see appendix 2
LEGEND
2011 sample
178369
2011 sample number
256
Value in ppb (Au)
S3
Lithological code
Previous sample
256
Value in ppb (Au)
Channel sample
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
TR-PL3-11-062
MAP 16
NAD 27 - Zone 18
0
2
4
Scale 1 : 100
Meters



N
TR-PL3-11-063
Eau/Water
M25
I2J
S4
S4F
S3
5929140 mN
5929130 mN
5929120 mN
5929110 mN
For lithological codes see appendix 2
LEGEND
2011 sample
178369 2011 sample number
255 Value in ppb (Au)
S3 Lithological code
Previous sample
256 Value in ppb (Au)
Channel sample
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
TR-PL3-11-063
MAP 17
NAD 27 - Zone 18
0 2 4
Scale 1 : 100
Meters


N
TR-PL3-11-064
Eau/Water
S9B POPY
S4P
For lithological codes see appendix 2
LEGEND
2011 sample
176369 2011 sample number
256 Value in ppb (Au)
S3 Lithological code
Previous sample
256 Value in ppb (Au)
Channel sample
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
TR-PL3-11-064
MAP 18
NAD 27 - Zone 18
0 2 4
Scale 1 : 100
Meters


N
TR-PL3-11-065
M25(I1D)
I1D
I2 QFP
I2J/M16
I2J
I3A
I2J/M25(I2J)
M16
Mort-terrain/Overburden
I2J CS grf
M16(S?)
S9E
I2J 5-10% VNAMFPQZ
For lithological codes see appendix 2
LEGEND
2011 sample
178369 2011 sample number
259 Value in ppb (Au)
S3 Lithological code
Previous sample
259 Value in ppb (Au)
Channel sample
VIRGINIA MINES INC.
POSTE LEMOYNE EXT. PROPERTY
TR-PL3-11-065
MAP 19
NAD 27 - Zone 18
0 2 4
Scale 1 : 100
Meters